This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, and is subject to completion or amendment. This preliminary prospectus supplement and the related prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Filed Pursuant to Rule

424(b)(5)
Registration No. 333-107474
Subject to Completion March 1, 2004

Prospectus Supplement (To Prospectus Dated November 10, 2003)
$270,000,000
                % Convertible Senior Debentures Due 2034
Avnet, Inc.

      The debentures will bear interest at a rate of          % per annum. Avnet will pay interest on the debentures on March 15 and September 15 of each year, beginning September 15, 2004. The debentures will mature on March 15, 2034. The debentures will be Avnet’s senior unsecured obligations and will rank equally with all of its other senior unsecured debt.

      Beginning with the period commencing on March 20, 2009 and ending on September 14, 2009 and for each of the six-month periods thereafter commencing on September 15, 2009, Avnet will pay contingent interest during the applicable interest period if the average trading price of the debentures on the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the debentures. The contingent interest payable per $1,000 principal amount of debentures within any applicable interest period will equal an annual rate of 0.25% of the average trading price of such $1,000 principal amount of debentures during the applicable measuring period.

      Subject to specified conditions, during certain periods, the debentures will be convertible at your option into shares of Avnet’s common stock, par value $1.00 per share, if: (1) the price of Avnet’s common stock reaches a specified threshold, (2) with certain exceptions, the average trading price of the debentures measured over a specified period is less than 98% of the closing stock price of Avnet’s common stock multiplied by the conversion rate, (3) the debentures have been called for redemption, or (4) specified corporate transactions occur. Upon conversion, Avnet will have the right to deliver, in lieu of its common stock, cash or a combination of cash and shares of its common stock. Subject to the above conditions, each $1,000 principal amount of debentures will be convertible into           shares of Avnet’s common stock (equivalent to an initial conversion price of $          per share of common stock), subject to adjustment as described in this prospectus supplement. Shares of Avnet’s common stock are traded on the New York Stock Exchange and Pacific Stock Exchange under the symbol “AVT.” The closing sale price of Avnet’s common stock on February 27, 2004 was $23.55 per share.

      Avnet may redeem some or all of the debentures for cash at any time on or after March 20, 2009 at 100% of their principal amount, plus accrued and unpaid interest, if any, to but excluding the purchase date. You may require Avnet to purchase, for cash, all or a portion of your debentures on March 15, 2009, 2014, 2019, 2024 and 2029 or upon the occurrence of a fundamental change (as defined in this prospectus supplement) at 100% of their principal amount, plus accrued and unpaid interest, if any, to but excluding the repurchase date.

       Investing in the debentures involves risks. See “Risk Factors” beginning on page S-10.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Debenture	Total

Public Offering Price	100%		$270,000,000
Underwriting Discount	%	$
Proceeds to Avnet, Inc. (before expenses)	%	$

      Avnet has granted the underwriters a 13-day over-allotment option to purchase up to an additional $30,000,000 aggregate principal amount of the debentures.

      The underwriters expect to deliver the debentures in book-entry form on or about March      , 2004.

Joint Book-Running Managers

Banc of America Securities LLC	Credit Suisse First Boston
Banc One Capital Markets, Inc.

ABN AMRO Rothschild LLC	Scotia Capital	RBC Capital Markets	Wachovia Securities

March      , 2004

     Avnet has not authorized anyone else to provide you with any information other than the information provided in or incorporated by reference into this prospectus supplement and the related prospectus. Avnet cannot assure the reliability of any different information. Avnet is not making an offer of the debentures in any state where the offer is not permitted. This prospectus supplement and the related prospectus may be updated from time to time, so you should not assume that the information in this prospectus supplement or the related prospectus is accurate as of any date other than the respective dates on the front of this prospectus supplement and the related prospectus.

     Investing in the debentures involves risks that are described in the “Risk Factors” section beginning on page S-10.

 Prospectus Supplement

i

     As used in this prospectus supplement and the related prospectus, unless the context otherwise requires, the terms “Avnet” and “Avnet, Inc” refer to Avnet, Inc., a New York corporation, together with its subsidiaries. Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the option to purchase additional debentures granted to the underwriters.

ii

FORWARD-LOOKING STATEMENTS

      This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements with respect to Avnet’s financial condition, results of operations and business. You can find many of these statements by looking for words like “believes,” “expects,” “intends,” “anticipates,” “estimates” or similar expressions.

      These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include the following:

•	A technology industry down-cycle, particularly in the semiconductor sector, would adversely affect Avnet’s expected operating results.

•	Competitive pressures among distributors of electronic components and computer products may increase significantly through entry of new competitors or otherwise.

•	General economic or business conditions, domestic and foreign, may be less favorable than management expected, resulting in lower sales and declining operating results which can, in turn, impact Avnet’s credit ratings, debt covenant compliance and liquidity as well as Avnet’s ability to maintain existing unsecured financing or to obtain new financing.

•	Legislative or regulatory changes may adversely affect the businesses in which Avnet is engaged.

•	Adverse changes may occur in the securities markets.

•	Changes in interest rates and currency fluctuations may reduce Avnet’s profit margins.

•	Avnet may be adversely affected by the allocation of products by suppliers.

•	Avnet is subject to other risks identified in this prospectus supplement under the caption “Risk Factors.”

      Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by them. Management cautions you not to place undue reliance on these statements, which speak only as of the date of this prospectus supplement.

      Avnet does not undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

      This prospectus supplement and the accompanying prospectus are a part of a registration statement on Form S-3, Registration No. 333-107474, which Avnet filed with the Securities and Exchange Commission under the Securities Act. Avnet refers you to this registration statement for further information concerning Avnet and any offering of securities.

      Avnet files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (Commission File Number 1-4224). These filings contain important information which does not appear in this prospectus supplement. For further information about Avnet, you may obtain these filings over the Internet at the SEC’s web site at http://www.sec.gov. Avnet also posts certain of these filings on its web site at http://www.avnet.com. You may also read and copy these filings at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of Avnet’s filings from the public reference room by calling (202) 942-8090.

      The SEC allows Avnet to “incorporate by reference” information into this prospectus supplement, which means that Avnet can disclose important information to you by referring you to other documents which Avnet has filed or will file with the SEC. Avnet is incorporating by reference in this prospectus:

•	Avnet’s Annual Report on Form 10-K for the fiscal year ended June 27, 2003,

•	Avnet’s Quarterly Report on Form 10-Q for the quarter ended October 4, 2003,

•	Avnet’s Quarterly Report on Form 10-Q for the quarter ended January 3, 2004, and

•	Avnet’s Current Reports on Form 8-K bearing cover dates of July 30, 2003 and September 15, 2003.

      All documents which Avnet has filed or will file, as applicable, with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act (excluding information “furnished” pursuant to Item 9 or Item 12 on any current report on Form 8-K), after the date of this prospectus supplement and before the termination of this offering of Avnet’s securities will be deemed to be incorporated by reference in this prospectus supplement and to be a part of it from the filing dates of such documents. Certain statements in and portions of this prospectus supplement update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus supplement may update and replace statements in and portions of this prospectus supplement or the above listed documents. Nothing in this prospectus supplement shall be deemed to incorporate information furnished but not filed with the SEC.

      Avnet shall provide you without charge, upon your written or oral request, a copy of the indentures, any warrant agreement or other agreement relating to Avnet’s securities offered in this prospectus supplement, and any of the documents incorporated by reference in this prospectus supplement, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to the Corporate Secretary, Avnet, Inc., 2211 South 47th Street, Phoenix, Arizona 85034 (Telephone 480-643-2000).

SUMMARY

      The following summary contains information about Avnet and the offering of the debentures. It does not contain all of the information that may be important to you in making a decision to purchase the debentures. For a more complete understanding of Avnet and the offering of the debentures, Avnet urges you to read this entire prospectus supplement and the related prospectus carefully, including the “Risk Factors” section, the documents incorporated by reference herein, and Avnet’s consolidated financial statements and related notes contained in such documents.

Avnet, Inc.

      Avnet, Inc. is one of the world’s largest industrial distributors, based on sales, of electronic components, enterprise network and computer equipment and embedded subsystems. Avnet creates a vital link in the technology supply chain that connects over 250 of the world’s leading electronic and computer product manufacturers to a global customer base of over 100,000 original equipment manufacturers, or OEMs, contract manufacturers, value-added resellers, or VARs, and end-users. Avnet distributes electronic components and computer products as received from its suppliers or with assembly or other value added by Avnet. Additionally, Avnet provides engineering design, materials management and logistics services, system integration and configuration, and supply chain advisory services.

      Avnet currently consists of two operating groups — Electronics Marketing, or EM, and Technology Solutions, or TS — each with operations in the three major economic regions of the world: the Americas; Europe, the Middle East and Africa, collectively EMEA; and Asia. A brief summary of each operating group is provided below:

•	EM markets and sells semiconductors, interconnect, passive and electromechanical devices, and radio frequency/microwave components. EM markets and sells its products and services to customers spread across end-markets including communications, computer hardware and peripheral, industrial and manufacturing, medical equipment, and military and aerospace. EM also offers an array of value-added services to its customers such as supply-chain management, engineering design, inventory replenishment systems, connector and cable assembly, and semiconductor programming.

•	TS markets and sells mid-to high-end servers, data storage, software and networking solutions, and the services required to implement these solutions, to the VAR channel and enterprise computing customers. TS also focuses on the worldwide OEM market for computing technology, system integrators and non-PC OEMs that require embedded systems and solutions including engineering, product prototyping, integration and other value-added services.

      Avnet’s common stock is quoted on the New York Stock Exchange and Pacific Stock Exchange under the symbol “AVT.” Avnet’s principal executive offices are located at 2211 South 47th Street, Phoenix, Arizona 85034.

Recent Developments

      On March 1, 2004, Avnet commenced an offer to purchase any or all $360.0 million aggregate principal amount of its outstanding 7 7/8% Notes due February 15, 2005 at a price of $1,055 per $1,000 principal amount of the notes. The tender offer will expire on March 26, 2004, unless Avnet terminates or extends the offer. The consummation of this offering is not contingent upon completion of the tender offer, but the tender offer is conditioned upon the successful consummation of this offering.

The Offering

Issuer	Avnet, Inc.

Securities Offered	$270,000,000 aggregate principal amount of % Convertible Senior Debentures due 2034 ($300,000,000 aggregate principal amount if the underwriters’ 13-day over-allotment option to purchase additional debentures is exercised in full).

Maturity Date	March 15, 2034.

Ranking	The debentures will be Avnet’s senior unsecured obligations and will rank equally in right of payment with all of its existing and future senior unsecured obligations. At January 3, 2004, Avnet’s senior indebtedness totaled approximately $1.39 billion. The debentures will not be guaranteed by any of Avnet’s subsidiaries. Neither Avnet nor its subsidiaries will be restricted under the indenture from incurring additional senior indebtedness or other additional indebtedness.

Interest	The debentures will bear interest at a rate of % per year. Avnet will pay interest on the debentures on March 15 and September 15 of each year, beginning September 15, 2004.

Contingent Interest	Beginning with the period commencing on March 20, 2009 and ending on September 14, 2009, and for each of the six-month periods thereafter commencing on September 15, 2009, Avnet will pay contingent interest during the applicable interest period if the average trading price of the debentures on the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the debentures. The amount of contingent interest payable per $1,000 principal amount of debentures during the applicable interest period will equal an annual rate of 0.25% of the average trading price of such $1,000 principal amount of debentures during the applicable five-trading-day reference period, payable in arrears.

Conversion Rights	Holders may convert their debentures at any time prior to stated maturity, at their option, only under the following circumstances:

• during any fiscal quarter (and only during such fiscal quarter), if the closing price of Avnet’s common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter is greater than 135% of the current conversion price of the debentures on that 30th trading day;

• during the five business days immediately following any five consecutive trading-day period in which the average trading price per debenture over such period is less than 98% of the average conversion value per debenture during the period, where the conversion value per debenture on any day is equal to the product of the closing stock price on that day multiplied by the applicable conversion rate on that day; provided that you may not convert your debentures pursuant to the trading price condition on or after March 15, 2029 if on any trading day during such period the closing price of our common stock is greater than or equal to the then current conversion price and less than or equal to 135% of the then current conversion price;

• Avnet has called the debentures for redemption; or

• upon the occurrence of specified corporate transactions described under “Description of the Debentures — Conversion Rights.”

Conversion Rate	For each $1,000 principal amount of debentures surrendered for conversion, a holder will receive shares of Avnet’s common stock, equal to an initial conversion price of approximately $ per share, subject to adjustment as set forth in “Description of the Debentures — Conversion Rights — Conversion Rate Adjustments.”

Upon conversion, Avnet will have the right to deliver, in lieu of its common stock, cash or a combination of cash and shares of its common stock. At any time prior to maturity, Avnet may irrevocably elect in its sole discretion to satisfy its conversion obligation in cash (as described under “Description of the Debentures — Conversion Rights — Payment Upon Conversion”) for up to 100% of the principal amount of the debentures converted, with any remaining amount to be satisfied in shares of its common stock.

The conversion rate may be adjusted for certain reasons, including, generally, for cash dividends. The conversion rate will not be adjusted for accrued and unpaid cash interest. Any accrued and unpaid cash interest will be deemed paid by the common stock or cash received by holders on conversion. Debentures called for redemption may be surrendered for conversion until the close of business on the business day prior to the redemption date. See “Description of the Debentures — Conversion Rights — Payment Upon Conversion.”

Sinking Fund	None.

Optional Redemption by Avnet	Avnet may redeem some or all of the debentures for cash at any time on or after March 20, 2009 at 100% of their principal amount, plus accrued and unpaid interest, if any, to but excluding each purchase date. See “Description of the Debentures — Optional Redemption by Avnet.”

Purchase of Debentures by Avnet at the Option of the Holder	Holders of debentures may require Avnet to purchase, in cash, all or a portion of their debentures on March 15, 2009, 2014, 2019, 2024 and 2029 at 100% of their principal amount plus accrued and unpaid interest, if any, to but excluding each purchase date. See “Description of the Debentures — Repurchase of Debentures at the Option of the Holders.”

Repurchase of the Debentures at the Option of the Holder Upon a Fundamental Change	Upon a fundamental change (as defined under “Description of the Debentures — Repurchase of the Debentures at the Option of the Holders Upon a Fundamental Change”), holders may require Avnet to repurchase all or a portion of their debentures for cash. Avnet will pay a fundamental change repurchase price equal to 100% of the principal amount of such debentures plus accrued and unpaid interest, if any, to but excluding the repurchase date. See “Description of the Debentures — Repurchase of Debentures at the Option of the Holders Upon a Fundamental Change.”

United States Federal Income Tax Considerations	The debentures will be debt instruments subject to the U.S. federal income tax contingent payment debt regulations. You should be aware that, even if Avnet does not pay any contingent cash interest on the debentures, you will be required to include imputed interest in your gross income for U.S. federal income tax purposes. For U.S. federal income tax purposes, interest, also referred to as original issue discount, will accrue from , 2004, at a constant rate of % per year, calculated on a semiannual bond equivalent basis, which represents the yield on our comparable noncontingent, nonconvertible, fixed-rate debt instrument with terms and conditions otherwise similar to the debentures. U.S. holders will be required to include original issue discount (including the portion of the original issue discount represented by cash interest payments) in their gross income as it accrues regardless of their method of tax accounting. The rate at which the original issue discount will accrue for U.S. federal income tax purposes will exceed the stated yield of %.

You also will recognize gain or loss on the sale, exchange, purchase by Avnet, conversion or redemption of a debenture in an amount equal to the difference between the amount realized on the sale, exchange, purchase by Avnet, conversion or redemption, including the fair market value of any common stock received upon conversion, and your adjusted tax basis in the debenture. Any gain recognized by you on the sale, exchange, purchase by Avnet, conversion or redemption of a debenture generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See “Material United States Federal Income Tax Considerations.”

Use of Proceeds	Avnet expects to use the net proceeds from this offering, together with approximately $118.7 million of cash and cash equivalents, to fund its tender offer to repurchase its outstanding 7 7/8% Notes due February 15, 2005. If Avnet acquires less than all of the outstanding 7 7/8% Notes in the tender offer, any remaining net proceeds will be used for working capital and general corporate purposes. See “Use of Proceeds.”

Form, Denomination and Registration	The debentures will be issued in fully registered form. The debentures will be issued in denominations of $1,000 principal amount and multiples thereof. The debentures will be represented by one or more global debentures, deposited with the trustee as custodian for The Depository Trust Company, DTC, and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global debentures will be shown on, and any transfers will be effected only through, records maintained by DTC and its participants. See “Description of the Debentures — Form, Denomination and Registration.”

Trading	Avnet does not intend to list the debentures on any national securities exchange. Avnet’s common stock is listed on the New York Stock Exchange and Pacific Stock Exchange under the symbol “AVT.” Avnet intends to list the common stock underlying the debentures on the New York Stock Exchange and Pacific Stock Exchange.

      You should read the “Risk Factors” section, beginning on page S-10 of this prospectus supplement, to understand the risks associated with an investment in the debentures.

SUMMARY CONSOLIDATED FINANCIAL DATA

      The summary consolidated financial data below is derived from the consolidated financial statements of Avnet. Avnet refers you to those financial statements and accompanying notes, which are incorporated by reference in this prospectus supplement. Amounts for the year ended June 29, 2001 have been restated to reflect Avnet’s acquisition on June 8, 2001 of Kent Electronics Corporation, or Kent, in a transaction accounted for as a pooling-of-interests. The as adjusted balance sheet data as of January 3, 2004 is presented as if the financing contemplated within this prospectus supplement had occurred on January 3, 2004. This summary consolidated financial data should be read in conjunction with the footnotes below as there are various restructuring and other charges recorded in the periods presented.

	Fiscal Years Ended			Six Months Ended

	June 27,	June 28,	June 29,	January 3,	December 27,
	2003(1)(2)	2002(3)(4)	2001(5)	2004(6)	2002(1)

	(in millions)
Statement of Operations Data:
Sales	$9,048.4	$8,920.2	$12,814.0	$4,962.1	$4,520.6
Cost of sales(3)(5)	7,833.4	7,697.4	10,948.5	4,323.9	3,907.4

Gross profit	1,215.0	1,222.8	1,865.5	638.2	613.2
Selling, general and administrative expenses	1,095.5	1,167.8	1,364.9	540.0	561.6
Restructuring and other charges(1)(3)(5)(6)	106.8	58.0	246.9	55.6	106.8

Operating income (loss)	12.7	(3.0)	253.7	42.6	(55.2)
Other income, net	26.2	6.8	25.5	4.2	10.6
Interest expense	(104.8)	(124.6)	(191.9)	(50.3)	(51.3)
Debt extinguishment costs(2)	(13.5)	—	—	—	—

Income (loss) from continuing operations before income taxes	(79.4)	(120.8)	87.3	(3.5)	(95.9)
Income tax provision (benefit)	(33.3)	(36.4)	(87.2)	(1.1)	(36.8)

Income (loss) from continuing operations	(46.1)	(84.4)	0.1	(2.4)	(59.1)
Income/ gain from discontinued operations, net of income taxes	—	—	15.3	—	—

Income (loss) before cumulative effect of change in accounting principle	(46.1)	(84.4)	15.4	(2.4)	(59.1)
Cumulative effect of change in accounting principle(4)	—	(580.5)	—	—	—

Net income (loss)	$(46.1)	$(664.9)	$15.4	$(2.4)	$(59.1)

	As of the Fiscal Years Ended
				As of January 3, 2004
	June 27,	June 28,	June 29,
	2003	2002	2001	Actual	As Adjusted(7)

	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$395.5	$159.2	$97.3	$479.4	$360.7
Working capital	1,820.0	1,928.7	1,177.4	1,937.8	1,819.1
Total assets	4,499.5	4,682.0	5,864.1	4,820.9	4,709.6
Total debt	1,466.1	1,625.1	2,221.6	1,387.3	1,297.3
Total liabilities	2,667.0	2,877.5	3,489.5	2,893.7	2,803.7
Shareholders’ equity	1,832.5	1,804.5	2,374.6	1,927.2	1,905.9

(1)	Includes the impact of restructuring and other charges recorded during the second quarter of fiscal 2003 related to certain actions taken as part of Avnet’s cost-reduction efforts. The charges related to severance costs, consolidation of selected facilities and the discontinuation of certain information technology-related initiatives. The charges totaled $106.8 million pre-tax (all of which is included as a component of operating expenses) and $65.8 million after-tax.

(2)	During the third quarter of fiscal 2003, Avnet incurred $13.5 million of debt extinguishment costs associated with the early redemption of a portion of its 6.45% Notes due August 15, 2003 and its 8.20% Notes due October 17, 2003.

(3)	Includes the impact of restructuring and other charges related to the write-down of certain assets acquired in the 2001 acquisition of Kent, net of certain recoveries of previous reserves, and other charges taken in response to business conditions, including an impairment charge to write-down certain investments in unconsolidated Internet-related businesses to their fair value and severance charges for workforce reductions announced during the fourth quarter of fiscal 2002. The net restructuring and other charges amounted to $79.6 million pre-tax ($21.6 million included in cost of sales and $58.0 million included as a component of operating expenses) and $62.1 million after-tax.

(4)	Avnet adopted Statement of Financial Accounting Standards No. 142, hereinafter SFAS 142, “Goodwill and Other Intangible Assets,” on June 30, 2001, the first day of Avnet’s fiscal year 2002. SFAS 142, which requires that ratable amortization of goodwill be replaced with periodic tests for goodwill impairment, resulted in a transition impairment charge recorded by Avnet of $580.5 million. This charge is reflected as a cumulative change in accounting principle in the consolidated statement of operations.

(5)	Includes the impact of restructuring and other charges related to the acquisition and integration of Kent, which was accounted for as a pooling-of-interests, and other integration, reorganization and cost reduction initiatives taken in response to business conditions. The charges amounted to $327.5 million pre-tax ($80.6 million included in cost of sales and $246.9 million included as a component of operating expenses) and $236.7 million after-tax.

(6)	Includes the impact of restructuring and other charges recorded during the first and second quarters of fiscal 2004 related to: (a) Avnet’s combination of its Computer Marketing, and Applied Computing operating groups into one operating group, now called Technology Solutions; (b) the reorganization of the Company’s global information technology-related resources, which had previously been administered generally on a separate basis within each of the Company’s operating groups; and (c) various other reductions within the Electronics Marketing operating group and certain other centralized support functions as part of management’s efforts to reduce costs and improve profitability. The charges totaled $55.6 million pre-tax (all of which is included as a component of operating expenses) and $38.5 million after-tax.

(7)	The as adjusted balance sheet data as of January 3, 2004 have been adjusted from the actual balances to reflect the sale of the debentures in this offering and the use of the proceeds from this offering, together with $118.7 million of cash and cash equivalents, to fund Avnet’s tender offer to repurchase all of its outstanding 7 7/8% Notes due February 15, 2005. See “Use of Proceeds” and “Capitalization.”

RISK FACTORS

      You should carefully consider the following risk factors and the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment in the debentures. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus includes forward-looking statements that involve risks and uncertainties. Avnet refers you to “Forward-Looking Statements” in this prospectus supplement. Avnet’s actual results could differ materially from those anticipated in those forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus supplement and the accompanying prospectus.

      Avnet has separated the risks into two general groups:

•	Risks that relate to Avnet’s business; and

•	Risks that relate specifically to owning the debentures.

      Avnet has described certain risks that management believes are applicable to Avnet’s business and the industry in which it operates that may affect Avnet’s ability to pay interest on the debentures and repay the debentures at maturity. There may be additional risks that are not material or that are not presently known to Avnet. There are also risks within the economy, the industry and the capital markets that affect Avnet generally, which have not been described below.

      If any of the described events occur, Avnet’s business, prospects, results of operations, financial condition, or liquidity could be materially adversely affected. When stated below that a risk may have a material adverse effect, it means that such risk may have one or more of these effects. In such case, the market price of the debentures could decline and Avnet’s ability to pay interest and principal payments under the debentures could be impaired.

Risks Relating to Avnet’s Business

A large portion of Avnet’s revenues come from sales of semiconductors, which is a highly cyclical industry, and an industry down-cycle could significantly affect Avnet’s operating results.

      The semiconductor industry historically has experienced periodic fluctuations in product supply and demand, often associated with changes in technology and manufacturing capacity, and is generally considered to be highly cyclical. According to the Semiconductor Industry Association, the semiconductor industry experienced its worst annual downturn in history with revenue from worldwide semiconductor sales estimated to have fallen by approximately 28% from calendar 2000 to 2001. Avnet’s revenues closely follow the strength or weakness of the semiconductor market. Avnet’s total sales of semiconductors in fiscal years 2003, 2002 and 2001 were $4.82 billion, $4.43 billion and $7.11 billion, respectively. These sales represented 53.3%, 49.7%, and 55.5%, respectively, of Avnet’s consolidated sales in those years. The significant decline in Avnet’s semiconductor sales in total and as a percentage of consolidated sales from fiscal year 2001 to 2002 represents the largest decline Avnet has experienced in semiconductor sales in its history. Although Avnet’s results have recently shown signs of an industry upturn, a technology industry downcycle, particularly in the semiconductor sector, could negatively affect Avnet’s operating results in the future.

Avnet may not have adequate or cost-effective liquidity or capital resources.

      Avnet needs cash to make interest payments on and refinance indebtedness, including outstanding senior notes with upcoming maturities of $100.0 million due on March 15, 2004; $3.0 million due on September 1, 2004 and $360.0 million due on February 15, 2005, and for general corporate purposes, such as funding Avnet’s ongoing working capital and capital expenditure needs. In connection with this offering, Avnet commenced a tender offer to repurchase all of its outstanding 7 7/8% Notes due February 15, 2005. There can be no assurance that Avnet will be successful in acquiring all of the outstanding 7 7/8% Notes in the tender offer and, therefore, such notes may remain outstanding after the tender offer closes.

      Additionally, under the share purchase agreement related to Avnet’s January 2000 acquisition of 84% of the stock of Eurotronics B.V., Avnet is obligated to make an additional payment to the sellers if Avnet’s common stock price did not reach $45.25 per share by January 2004. This obligation is expected to be settled in cash before the end of fiscal 2004. This guarantee would result in an additional payment to the sellers of approximately $56.1 million based upon Avnet’s stock price as of January 3, 2004. The amount of this payment may increase or decrease based on Avnet’s stock price.

      Avnet’s ability to satisfy its cash needs depends on its ability to generate cash from operations and to access the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond Avnet’s control.

      Avnet currently participates in an accounts receivable securitization program, or the Securitization Program, which allows Avnet to sell, on a revolving basis, an undivided interest of up to $350 million in eligible U.S. receivables while retaining a subordinated interest in a portion of the receivables. Avnet is required to maintain minimum senior unsecured credit ratings in order to continue using the Securitization Program. These minimum credit rating triggers are either BB- by Standard & Poor’s or Ba3 by Moody’s. Avnet’s senior unsecured debt has been assigned a rating by Standard & Poor’s of BBB- with negative outlook and by Moody’s of Ba2 with negative outlook. If Avnet fails to maintain ratings above these minimum credit rating triggers, Avnet may be unable to continue to utilize the Securitization Program. If Avnet could not continue to participate in the Securitization Program, Avnet may not have sufficient cash available to make interest payments on and refinance indebtedness and for general corporate needs.

      External financing may not be available to Avnet on acceptable terms or at all. Under the terms of any external financing, Avnet may incur higher than expected financing expenses and become subject to additional restrictions and covenants. Any material increase in Avnet’s financing costs could have a material adverse effect on its profitability.

Avnet’s revenues and profitability have declined significantly from historical highs and, although revenues have started to increase in recent quarters, Avnet may be unable to achieve consistent profitability at levels experienced in the past.

      Avnet’s operations have been significantly and negatively affected by the recent downturn in the technology industry and the general economy. From a high of approximately $3.63 billion in sales in the fiscal quarter ended December 29, 2000, Avnet’s sales stabilized in the $2.1 – $2.4 billion range per quarter for eight quarters. In the two most recent quarters, Avnet’s revenues have begun to show signs of growth and an industry up-cycle, with $2.55 billion of revenues in the quarter ended January 3, 2004. Despite this recent growth, Avnet has not yet been able to achieve consistent profitability at a level deemed acceptable to management. As a result, Avnet has continued to implement substantial cost-cutting measures designed to align its expenses to provide profitability at current revenue levels. The success of these cost-cutting measures, as well as the timing of any economic recovery, will affect Avnet’s ability to achieve consistent profitability at reasonable levels. Although Avnet does not anticipate any further restructuring charges in the near term, if Avnet is not able to maintain an acceptable level of profitability, Avnet may need to consider additional expense reductions.

The agreements governing some of Avnet’s financing contain various covenants and restrictions that limit the discretion of management in operating Avnet’s business and could prevent Avnet from engaging in some activities that may be beneficial to its business.

      Avnet’s financing agreements contain various covenants and restrictions that, in certain circumstances, limit its ability and the ability of certain subsidiaries to:

•	grant liens on assets;

•	make restricted payments (including paying dividends on capital stock, redeeming or repurchasing capital stock, or early repayment of outstanding bond obligations);

•	make investments;

•	merge, consolidate or transfer all or substantially all of its assets;

•	incur additional debt; or

•	engage in certain transactions with affiliates.

      As a result of these covenants and restrictions, Avnet is limited in how it conducts its business and may be unable to raise additional debt, compete effectively or make investments.

If Avnet were unable to maintain its relationships with key suppliers, it could adversely affect Avnet’s sales.

      Approximately 17.5% of Avnet’s consolidated revenues in fiscal 2003 came from sales of IBM products and services. In fiscal 2003, sales of products and services from five other suppliers fell in a range between 4.5% and 7.6% of Avnet’s consolidated revenues. As a result, to the extent IBM or a group of other primary suppliers is not willing to do business with Avnet in the future on terms acceptable to Avnet, the loss of these suppliers could materially adversely affect Avnet’s business, results of operations, financial condition or liquidity. If any of these industry leading suppliers was unwilling to do business with Avnet, Avnet’s relationships with its customers could be materially adversely affected because Avnet’s customers depend on Avnet’s distribution of electronic components and computer products from the industry’s leading suppliers.

Declines in the value of Avnet’s inventory could materially adversely affect Avnet’s business, results of operations, financial condition or liquidity.

      The electronic components and computer products industry is subject to rapid technological change, new and enhanced products and evolving industry standards, which can contribute to decline in value or obsolescence of inventory. During an economic downturn it is possible that prices will decline due to an oversupply of product and, therefore, there may be greater risk of declines in inventory value. Although it is the policy of many of Avnet’s suppliers to offer distributors like Avnet certain protections from the loss in value of inventory (such as price protection, limited rights of return and rebates), Avnet cannot assure you that such return policies and rebates will fully compensate it for the loss in value, or that the vendors will choose to, or be able to, honor such agreements, some of which are not documented and therefore subject to the discretion of the vendor. Avnet cannot assure you that unforeseen new product developments or declines in the value of its inventory will not materially adversely affect its business, results of operations, financial condition or liquidity, or that Avnet will successfully manage its existing and future inventories.

Substantial defaults by Avnet’s customers on its accounts receivable could have a significant negative impact on Avnet’s business, results of operations, financial condition or liquidity.

      A significant portion of Avnet’s working capital consists of accounts receivable from customers. If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable to pay for products and services, or were to become unwilling or unable to make payments in a timely manner, Avnet’s business, results of operations, financial condition or liquidity could be adversely affected. If the economic and industry downturn were to continue, it could have an adverse affect on the servicing of these accounts receivable, which could result in longer payment cycles, increased collection costs and defaults in excess of management’s expectations. A significant deterioration in Avnet’s ability to collect on accounts receivable could also impact the cost or availability of financing under its Securitization Program.

The electronics component and computer industries are highly competitive and if Avnet cannot effectively compete, its revenues may decline.

      The market for Avnet’s products and services is very competitive and subject to rapid technological advances. Not only does Avnet compete with other distributors, it also competes for customers with some of its own suppliers. Avnet’s failure to maintain and enhance its competitive position would adversely affect its business and prospects.

      The sizes of Avnet’s competitors vary across market sectors, as do the resources Avnet has allocated to the sectors in which it does business. Therefore, some of the competitors may have greater financial, personnel, capacity and other resources than Avnet has in one or more of its market sectors. As a result, Avnet’s competitors may be in a stronger position to respond quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in customer requirements.

Avnet’s non-U.S. locations represent a significant and growing portion of its revenue, and consequently, Avnet is increasingly exposed to risks associated with operating internationally.

      In the first six months of fiscal 2004, approximately 46% of Avnet’s sales came from its operations outside the United States. During fiscal 2003 and 2002, respectively, approximately 44% and 40% of sales were from locations outside the United States. Most notable in this growth of non-U.S. sales is the increasing volume of sales activity in the Asia region, which accounted for approximately 14% of consolidated sales in the first six months of fiscal 2004. As a result of Avnet’s foreign sales and locations, its operations are subject to a variety of risks that are specific to international operations, including the following:

•	potential restrictions on transfers of funds;

•	foreign currency fluctuations;

•	import and export duties and value added taxes;

•	import and export regulation changes that could erode profit margins or restrict exports;

•	changing foreign tax laws and regulations;

•	potential military conflicts;

•	inflexible employee contracts in the event of business downturns; and

•	the burden and cost of compliance with foreign laws.

      Manufacturing of electronic component and computer products is increasingly shifting to lower-cost production facilities in Asia, and most notably the People’s Republic of China. Avnet’s business and prospects could be materially adversely affected if this shift continues and Avnet is unable to develop distribution relationships with these or other manufacturers on acceptable terms. In particular, if Avnet is unable to develop relationships with manufacturers that provide profit margins comparable to the margins maintained under existing relationships, Avnet’s operating results may be negatively affected.

      In addition, Avnet has operations in several locations in emerging or developing economies that have a potential for higher risk. The risks associated with these economies include currency volatility and other economic or political risks. While Avnet has and will continue to adopt measures to reduce the impact of losses resulting from volatile currencies and other risks of doing business abroad, Avnet cannot ensure that such measures will be adequate.

Failure to retain key senior management could harm Avnet’s operations.

      Avnet’s success depends to a large extent upon the efforts and abilities of key senior management. Avnet’s senior management is very experienced, with significant longevity in both years of industry experience and years at Avnet. For example, Roy Vallee, Avnet’s Chairman and Chief Executive Officer, has over 30 years experience in the industry, including 26 years at Avnet. Losing the services of such key personnel could harm Avnet’s operations.

Risks Relating to Ownership of the Debentures

Avnet has a significant amount of outstanding debt which could adversely affect Avnet’s financial health and prevent it from making payments on the debentures.

      At January 3, 2004, Avnet’s consolidated debt was $1.39 billion before, and $1.30 billion after, adjustment to reflect the sale of the debentures in this offering and the application of the net proceeds therefrom to repurchase its 7 7/8% Notes due February 15, 2005. As of January 3, 2004, Avnet also had the ability to borrow an additional $350 million under its financing agreements and had $360.7 million of cash and cash equivalents on hand, as adjusted for this offering. The provisions of Avnet’s debt instruments permit Avnet and its subsidiaries to incur a substantial amount of indebtedness, which can be secured by substantially all of Avnet’s assets. For the years ended June 28, 2002 and June 27, 2003, the Company had negative ratios of earnings to fixed charges, primarily as a result of restructuring charges.

      The amount of Avnet’s debt could have important consequences to you as an investor in the debentures. For example, it could:

•	increase the amount of Avnet’s interest expense;

•	place Avnet at a competitive disadvantage with competitors that have less debt;

•	increase Avnet’s vulnerability to interest rate fluctuations, as well as general adverse economic and industry conditions;

•	limit Avnet’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates;

•	require Avnet to dedicate a substantial portion of its cash flow from operations to payments on its debt and other obligations, thereby reducing the availability of cash flow from operations for other purposes; and

•	make it more difficult for Avnet to satisfy its obligations with respect to the debentures being offered in this prospectus supplement.

Any secured debt of Avnet will have claims with respect to the secured assets superior to the debentures.

      All of Avnet’s secured debt, if any, to the extent of the value of the assets securing such debt or the amounts of secured debt outstanding, whichever is less, will be superior to the debentures. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, Avnet’s pledged assets would be available to satisfy obligations of the secured debt before any payment could be made on the debentures. To the extent that such assets cannot satisfy in full Avnet’s secured debt, the holders of such debt would have a claim for any shortfall that would rank equally in right of payment with the debentures. In that case, Avnet may not have sufficient assets remaining to pay amounts due on any or all of the debentures.

      At January 3, 2004, Avnet did not have any outstanding consolidated secured debt.

      Under Avnet’s Securitization Program, Avnet is able to sell on an ongoing basis most of its domestic trade accounts receivables to a bankruptcy remote subsidiary, which in turn sells a portion of these receivables to a bank conduit. Receivables sold under the Securitization Program, and the proceeds from these receivables, will not be available for repayment of the debentures and the indenture governing the debentures does not restrict Avnet’s ability to securitize its receivables. At January 3, 2004, Avnet had no drawings outstanding under its Securitization Program.

The claims of creditors of Avnet’s subsidiaries are superior to the claims of Avnet’s equity interests in its subsidiaries.

      Avnet’s equity interest in its subsidiaries are subordinated to any debt and other liabilities and commitments, including trade payables and lease obligations, of Avnet’s subsidiaries, whether or not secured. The debentures will not be guaranteed by Avnet’s subsidiaries and Avnet may not have direct access to the assets of its subsidiaries unless these assets are transferred by dividend or otherwise to Avnet. At January 3, 2004, Avnet’s subsidiaries had approximately $25.4 million aggregate principal amount of debt, most of which is also guaranteed by Avnet and the ability to borrow an additional $231.4 million under various lines of credit, which are cancelable on short-term notice. The ability of the subsidiaries to pay dividends or otherwise transfer assets to Avnet is subject to various restrictions under applicable law. Avnet’s right to receive assets of any of its subsidiaries upon the subsidiary’s liquidation or reorganization are subordinated to the claim of that subsidiary’s creditors. As debenture holders’ claims to the assets of Avnet’s subsidiaries are derivative of Avnet’s equity claims in its subsidiaries, the claims of Avnet’s subsidiaries’ creditors are superior to any claims of the debenture holders to all liabilities, including trade payables and lease obligations, of any of Avnet’s subsidiaries and any subsidiaries that Avnet may in the future acquire or establish.

Avnet may not have the ability to raise sufficient funds to purchase all of the debentures upon a fundamental change, as required by the indenture.

      If a fundamental change, as defined in the indenture, should occur Avnet would be required to offer to repurchase all of the debentures at a purchase price equal to the par value of the debentures, plus accrued and unpaid interest, if any, through the date of repurchase. Similarly, under Avnet’s Securitization Program the bank entities have a right to require payment in the event of a change of control, because a change of control constitutes an amortization event under the terms of the Securitization Program. In addition, holders of 9 3/4% Notes have the right to require Avnet to repurchase their notes at a purchase price of 101% of the principal amount if there is a change of control. Any of Avnet’s future financing agreements also may contain similar provisions. Avnet’s ability to pay cash to the holders of the debentures in connection with a repurchase following a fundamental change will be limited by Avnet’s then existing financial resources. Accordingly, it is possible that Avnet will not have sufficient funds available at the time of a fundamental change to make the required repurchase of debentures. If Avnet fails to repurchase any debentures submitted following a fundamental change, it would constitute an event of default under the indenture which could, in turn, constitute an amortization event under the Securitization Program or require a repurchase of the 9 3/4% Notes, even if the fundamental change by itself would not trigger such a default or obligate Avnet to repurchase the 9 3/4% Notes.

Any reduction in Avnet’s credit ratings could materially and adversely affect the holders of the debentures.

      Avnet’s senior unsecured debt has been assigned a rating by Standard & Poor’s of BBB- with negative outlook and by Moody’s of Ba2 with negative outlook. Avnet cannot assure you that any of its current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn. If Avnet’s credit rating were reduced, the number of investors that can hold the debentures, as well as its other outstanding debt securities, would be reduced, which could result in significant sales of the debentures and Avnet’s other debt securities and could adversely affect the trading prices of the debentures.

An active trading market may not develop for the debentures.

      The debentures are a new issue of securities with no established trading market. The underwriters have advised Avnet that they presently intend to make a market in the debentures as permitted by applicable law. However, the underwriters are not obligated to make a market in the debentures and may cease their market-making activities at any time at their discretion without notice. In addition, the liquidity of the trading market in the debentures, and the market price quoted for the debentures, may be adversely affected by changes in the overall market for securities and by changes in Avnet’s financial performance or prospects of, or financial performance of, companies in Avnet’s industry generally. As a result, Avnet cannot assure you that an active trading market will develop or be maintained for the debentures. If a market for the debentures does not develop or is not maintained, the market price and liquidity of the debentures may be adversely affected.

The trading prices for the debentures will be directly affected by the trading prices for Avnet’s common stock, which are impossible to predict.

      Subject to certain conditions, the debentures will be convertible into shares of Avnet’s common stock. The trading price of the debentures will be affected by the trading price of Avnet’s common stock which has experienced and may continue to experience volatility. Also, the broader stock market has experienced significant price and volume fluctuations in recent years. These fluctuations have affected the trading prices of securities issued by many companies for reasons unrelated to their operating performance. In addition to the risks described elsewhere in this “Risk Factors” section, some of the factors that may affect Avnet’s common stock price are:

•	continued variability in Avnet’s revenues or earnings;

•	changes in quarterly revenues or earnings estimates for Avnet made by the investment community;

•	Avnet’s failure to meet financial analysts’ performance expectations;

•	sales of Avnet’s common stock by investors who view the debentures as a more attractive means of equity participation in Avnet’s company and by hedging or arbitrage trading activity involving Avnet’s common stock;

•	short selling by market participants because the conversion of the debentures could depress the price of Avnet’s common stock;

•	speculation in the press or investment community about Avnet’s business, results of operations, financial condition, strategic position or significant transactions;

•	general domestic and international market, political and economic conditions; and

•	sales, from time to time, of up to 1.5 million shares of common stock pursuant to a resale shelf registration statement.

      For these reasons, investors should not rely on historical trends to predict future stock prices or financial results.

Avnet’s reported earnings per share may be more volatile because of the contingent conversion provision of the debentures.

      Holders of the debentures may convert the debentures into Avnet’s common stock during any quarter commencing after the issuance of the debentures, if the last reported sale price of its common stock for at least 20 consecutive trading days in the period of 30 consecutive trading days ending on the last trading day of the quarter preceding the quarter in which the conversion occurs is more than 135% of the conversion price per share of Avnet’s common stock on the 30th trading day. Until this contingency is met, the shares underlying the debentures are not included in the calculation of reported earnings per share. Should this contingency be met, reported earnings per share would be expected to decrease as a result of the inclusion of the underlying shares in the earnings per share calculation. An increase in volatility in Avnet’s stock price could cause this condition to be met in one quarter and not in a subsequent quarter, increasing the volatility of reported diluted earnings per share.

The contingent conversion feature of the debentures could result in you not receiving the value of the common stock into which the debentures are convertible.

      The debentures are convertible into common stock only if specific conditions are met. If the specific conditions for conversion are not met, you may not be able to receive the value of the common stock into which your debentures would otherwise be convertible.

You should consider the U.S. federal income tax consequences of owning the debentures.

      Avnet intends to treat the debentures as contingent payment debt instruments for U.S. federal income tax purposes. As a result, if you are a U.S. investor who is a holder of debentures, you will be required to include amounts in your gross income, as ordinary interest income, that will exceed the amounts of the cash payments on the debentures. The amount of interest income required to be included by you in any tax year may be significantly in excess of the stated interest and contingent interest, if any, that is paid on your debentures in respect of such tax year. If you are a U.S. investor who is a holder of debentures, you will recognize a gain or loss on the sale, exchange, purchase by Avnet, conversion or redemption of a note in an amount equal to the difference between the amount realized on such transaction, including, in the case of the conversion of debentures, the fair market value of any of Avnet’s common stock received, and your adjusted tax basis in the note. Any gain recognized by you on the sale, exchange, purchase by Avnet, conversion or redemption of a note will be treated as ordinary interest income. Any loss recognized by you on such transactions will be treated as ordinary loss to the extent of the interest previously included in your taxable income, and thereafter, capital loss. Both U.S. and non-U.S. holders of the debentures should consider the U.S. federal income tax consequences of the purchase, ownership, conversion and other disposition of the debentures and the ownership and disposition of the common stock received upon conversion of the debentures. Investors considering a purchase of debentures should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under the laws pertaining to any other U.S. federal tax other than the income tax, the laws of any state, local or foreign taxing jurisdiction, and any applicable taxation treaty. Certain material U.S. federal income tax consequences of the purchase, ownership, conversion and disposition of the debentures are summarized under the heading “Material United States Federal Income Tax Considerations.”

USE OF PROCEEDS

      Avnet estimates that the net proceeds to Avnet from the sale of the debentures will be approximately $262.0 million, net of expenses including underwriting discounts and commissions ($291.0 million if the underwriters exercise in full their option to purchase additional debentures). Avnet expects to use the net proceeds from this offering, together with approximately $118.7 million of cash and cash equivalents, to fund Avnet’s tender offer to repurchase the outstanding 7 7/8% Notes due February 15, 2005. If Avnet acquires fewer than all of the outstanding 7 7/8% Notes in the tender offer, any remaining net proceeds will be used for working capital and general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth the ratios of Avnet’s earnings to fixed charges, on a consolidated basis, for the periods indicated:

Fiscal Years Ended					Six Months Ended

June 27,	June 28,	June 29,	June 30,	July 2,	January 3,	December 27,
2003(1)	2002(2)(3)	2001(4)	2000(5)	1999(6)	2004(7)	2002(1)

*	*	1.4x	3.6x	6.2x	*	*

*	Earnings were deficient in covering fixed charges by $79.4 million and $120.8 million for the fiscal years ended June 27, 2003 and June 28, 2002, respectively, and by $3.5 million and $96.0 million for the six months ended January 3, 2004 and December 27, 2002, respectively.

(1)	Includes the impact of restructuring and other charges recorded during the second quarter of fiscal 2003 related to certain actions taken as part of Avnet’s cost-reduction efforts. The charges related to severance costs, consolidation of selected facilities and the discontinuation of certain Information Technology-related initiatives. The charges totaled $106.8 million pre-tax. The loss before income taxes for fiscal 2003 also includes $13.5 million of debt extinguishment costs associated with the early redemption of a portion of its 6.45% Notes due August 15, 2003 and its 8.20% Notes due October 17, 2003. The debt extinguishment impacts the full fiscal year only as the early redemptions occurred in the third quarter of fiscal 2003.

(2)	Includes the impact of restructuring and other charges related to the write-down of certain assets acquired in the 2001 acquisition of Kent, net of certain recoveries of previous reserves, and other charges taken in response to business conditions, including an impairment charge to write-down certain investments in unconsolidated Internet-related businesses to their fair value and severance charges for workforce reductions announced during the fourth quarter of fiscal 2002. The net restructuring and other charges amounted to $79.6 million pre-tax.

(3)	Excludes the impact of Avnet’s adoption of SFAS 142, “Goodwill and Other Intangible Assets,” on June 30, 2001, the first day of Avnet’s fiscal year 2002. SFAS 142, which requires that ratable amortization of goodwill be replaced with periodic tests for goodwill impairment, resulted in a transition impairment charge recorded by Avnet of $580.5 million. This charge is reflected as a cumulative change in accounting principle in the consolidated statement of operations. Including the cumulative effect of change in accounting principle, Avnet recorded a net loss of $664.9 million in the year ended June 28, 2002.

(4)	Includes the impact of restructuring and other charges related to the acquisition and integration of Kent, which was accounted for as a pooling-of-interests, and other integration, reorganization and cost reduction initiatives taken in response to business conditions. The charges amounted to $327.5 million pre-tax.

(5)	Includes restructuring and other charges associated with: (a) the integration of Marshall Industries, Eurotronics B.V., SEI Macro Group and JBA Computer Solutions; (b) the reorganization of the Asian operations of the Electronics Marketing operating group; (c) the reorganization of the European operations of the Electronics Marketing operating group, including the consolidation of certain European warehousing operations; and (d) costs incurred in connection with certain litigation brought by Avnet. The total restructuring and other charges for fiscal 2000 amounted to $49.0 million pre-tax.

(6)	Includes the net gain on exiting the printed catalog business recorded in the fourth quarter of fiscal 1999 offset by restructuring and other charges recorded in the first quarter of fiscal 1999 associated with the reorganization of the European operations of the EM operating group. The net positive effect on fiscal 1999 pre-tax income was $183.0 million.

(7)	Includes the impact of restructuring and other charges recorded during the first and second quarters of fiscal 2004 related to: (a) Avnet’s combination of its Computer Marketing and Applied Computing operating groups into one operating group, now called Technology Solutions; (b) the reorganization of the Company’s global information technology-related resources, which had previously been administered generally on a separate basis within each of the Company’s operating groups; and (c) various other reductions within the EM operating group and certain other centralized support functions as part of management’s efforts to reduce costs and improve profitability. The charges totaled $55.6 million pre-tax.

PRICE RANGE OF COMMON STOCK

      Avnet’s common stock is traded on the New York Stock Exchange and Pacific Stock Exchange under the symbol “AVT.” The following table sets forth for the quarters indicated, the high and low closing prices of Avnet’s common stock on the New York Stock Exchange.

	High	Low

Year Ending July 3, 2004
Third Quarter (through February 27, 2004)	$26.35	$21.30
Second Quarter	22.33	17.33
First Quarter	18.69	12.50
Year Ended June 27, 2003
Fourth Quarter	$14.02	$10.44
Third Quarter	12.55	9.61
Second Quarter	14.15	5.96
First Quarter	21.60	11.28
Year Ended June 28, 2002
Fourth Quarter 2002	$28.42	$18.95
Third Quarter 2002	29.06	22.98
Second Quarter 2002	26.38	17.54
First Quarter 2002	25.72	17.55

DIVIDEND POLICY AND RESTRICTIONS

      For each of the first two quarters of fiscal 2002, Avnet paid a 7.5 cents cash dividend per share of common stock. Avnet elected to discontinue the payment of its cash dividend commencing in the third quarter of fiscal 2002. There are no plans to commence payment of a cash dividend in the immediate future and any decision to pay future cash dividends will depend upon Avnet’s results of operations, financial condition, cash requirements and other factors. Additionally, in certain circumstances, Avnet’s financing agreements may restrict Avnet’s ability to pay dividends.

CAPITALIZATION

      The following table sets forth the actual consolidated cash and cash equivalents, short-term debt and capitalization of Avnet at January 3, 2004, and with these amounts adjusted to reflect the sale of the debentures in this offering with the application of the net proceeds from the sale of the debentures, together with approximately $118.7 million of cash and cash equivalents, used to repurchase all of Avnet’s outstanding 7 7/8% Notes due February 15, 2005. See “Use of Proceeds.” You should read this table together with Avnet’s audited and unaudited consolidated financial statements that are incorporated by reference in this prospectus supplement.

	January 3, 2004

	Actual	As Adjusted

	(in millions)
Cash and cash equivalents(1)	$479.4	$360.7

Short-term debt:
Foreign bank credit facilities(2)	$15.0	$15.0
6 7/8% Notes due March 15, 2004	100.0	100.0
4.5% Convertible Notes due September 1, 2004	3.0	3.0
Other debt due within one year	1.6	1.6

Total short-term debt	119.6	119.6

Long-term debt, less amounts due within one year:
7 7/8% Notes due February 15, 2005(1)(3)	360.0	—
8.0% Notes due February 15, 2006(4)	400.0	400.0
9 3/4% Notes due February 15, 2008	475.0	475.0
% Convertible Debentures, offered hereby(1)	—	270.0
Other long-term debt	8.0	8.0

Subtotal	1,243.0	1,153.0
Fair value adjustment for hedged 8.0% and 9 3/4% Notes(5)	24.7	24.7

Total long-term debt	1,267.7	1,177.7

Total debt	1,387.3	1,297.3

Shareholders’ equity:
Common stock, $1.00 par value	120.0	120.0
Additional paid-in capital	574.0	574.0
Retained earnings	1,039.5	1,018.2
Cumulative other comprehensive income	193.8	193.8
Treasury stock, at cost	(0.1)	(0.1)

Total shareholders’ equity	1,927.2	1,905.9

Total capitalization	$3,314.5	$3,203.2

(1)	The as adjusted balances assume the issuance and application of the proceeds from the debentures offered hereby, together with approximately $118.7 million of cash and cash equivalents, to repurchase all of the 7 7/8% Notes due February 15, 2005.

(2)	Represents short-term foreign borrowings under various bank credit facilities.

(3)	Does not reflect the original issue discount of $1.5 million, which represents the difference between the face amount of the 7 7/8% Notes and the price paid by the public.

(4)	Does not reflect the original issue discount of $3.1 million, which represents the difference between the face amount of the 8.0% Notes and the price paid by the public.

(5)	Represents the fair value adjustment to long-term debt relating to five interest rate swaps, with a total notional amount of $700.0 million, entered into by Avnet to hedge the change in fair value of the underlying notes due to fluctuations in interest rates. These swaps modify Avnet’s interest rate exposure by effectively converting the fixed rates on all of the 8.0% Notes and $300.0 million of the 9 3/4% Notes to a floating rate based upon three-month U.S. LIBOR plus a spread. The fair value adjustment is offset by a comparable long-term asset on Avnet’s consolidated balance sheet as the hedges are currently effective and have been effective since their inception.

DESCRIPTION OF THE DEBENTURES

      The debentures will be issued as a series of debt securities under an indenture dated as of March      , 2004, between us and J.P. Morgan Trust Company, National Association, successor in interest to Bank One Trust Company, N.A., as trustee. Initially, the trustee will also act as paying agent, conversion agent and calculation agent for the debentures. The following description of the debentures, together with the description of the general terms of certain of our debt securities in the attached prospectus, is a summary of all the material provisions of the debentures and the indenture but does not include all the provisions of the debentures and the indenture. We urge you to read the indenture because it fully defines the rights of holders of the debentures. You may obtain a copy of the indenture without charge. See “Where You Can Find More Information” in the accompanying prospectus. For a description of the general terms applicable to our debt securities, including the debentures, see “Description of the Debt Securities” in the accompanying prospectus.

      The terms of the debentures include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The debentures are subject to all such terms, and investors are referred to the indenture and the Trust Indenture Act of 1939, as amended, for a statement thereof.

      When we refer to “Avnet,” “Avnet, Inc.,” “us,” “we,” or “our” in this section, we refer only to Avnet, Inc., a New York corporation, and not its subsidiaries.

Brief Description of the Debentures

      The debentures offered hereby will:

•	be $270,000,000 in aggregate principal amount of debentures ($300,000,000 if the underwriters’ over-allotment option to purchase additional debentures is exercised in full);

•	bear cash interest at a rate of % per annum payable on each March 15 and September 15 of each year, beginning September 15, 2004;

•	be senior unsecured obligations of Avnet, ranking equally with all of our other senior unsecured obligations; as indebtedness of Avnet, the debentures will be effectively subordinated to all indebtedness and liabilities of our subsidiaries;

•	beginning with the period commencing on March 20, 2009 and ending on September 14, 2009, and for each of the six-month periods thereafter commencing on September 15, 2009, Avnet will pay contingent interest during the applicable interest period if the average trading price of the debentures on the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the debentures, as set forth under “— Contingent Interest;”

•	be convertible, subject to the conditions described under “— Conversion Rights,” into our common stock at a conversion rate of shares per $1,000 principal amount of debentures (equivalent to a conversion price of approximately $ per share), subject to such adjustments as are described under “— Conversion Rights — Conversion Rate Adjustments;”

•	permit us to satisfy our conversion obligation in cash, shares of our common stock or a combination of cash and shares of common stock;

•	be redeemable at our option in whole or in part for cash beginning on March 20, 2009, as set forth under “— Optional Redemption by Us;”

•	entitle you to require us to repurchase the debentures on March 15, 2009, March 15, 2014, March 15, 2019, March 15, 2024 and March 15, 2029, as set forth under “— Repurchase of Debentures at the Option of the Holders;”

•	entitle you to require us to repurchase for cash the debentures upon a fundamental change as set forth under “— Repurchase of Debentures at the Option of the Holders Upon a Fundamental Change;”

•	be due on March 15, 2034, unless earlier converted, redeemed by us at our option or repurchased by us at your option;

•	be offered and sold at 100% of their principal amount;

•	be issued only in registered form, without coupons, in denominations of $1,000 principal amount and multiples thereof; and

•	not have a sinking fund.

      The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of Avnet, except to the extent described under “— Repurchase of Debentures at the Option of the Holders Upon a Fundamental Change” below.

      You may present definitive debentures for conversion, registration of transfer and exchange at our office or agency in New York City, which shall initially be the designated corporate trust office of the trustee currently located at GIS Unit Trust Window, 4 New York Plaza, 1st Floor, New York, New York 10004, Attention: Institutional Trust Services. For information regarding conversion, registration of transfer and exchange of global debentures, see “— Form, Denomination and Registration.” No service charge will be made for any registration of transfer or exchange of debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Ranking

      The debentures will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior unsecured obligations. At January 3, 2004, our senior indebtedness totaled approximately $1.39 billion. The debentures will not be guaranteed by any of our subsidiaries and, accordingly, the debentures are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. As of January 3, 2004, our subsidiaries had outstanding indebtedness, excluding intercompany indebtedness, of $25.4 million and trade payables of $453.3 million. Neither we nor our subsidiaries will be restricted under the indenture from incurring additional senior indebtedness or other additional indebtedness.

Interest

      The debentures will bear interest at a rate of           % per annum from March      , 2004.

      We will pay interest semiannually on March 15 and September 15 of each year, beginning September 15, 2004, to the holders of record at the close of business on the preceding March 1 and September 1, respectively; provided that interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date. In general, we will not pay accrued and unpaid interest on any debentures that are converted into our common stock. Instead, accrued interest will be deemed paid by the common stock received by holders on conversion.

      Except as provided below, we will pay interest on:

•	global debentures to The Depository Trust Company, or DTC, in immediately available funds;

•	any definitive debentures having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those debentures; and

•	any definitive debentures having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by the holders of those debentures.

      At maturity we will pay interest on the definitive debentures at our office or agency in New York City which initially will be the principal corporate trust office of the trustee. We will make payments of interest at maturity on global debentures to DTC, in immediately available funds.

      Interest on the debentures will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      If any interest payment date (other than an interest payment date coinciding with the stated maturity date or earlier redemption date, purchase date or fundamental change purchase date) of a debenture falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day, provided that, if such business day falls in the next succeeding calendar month, the interest payment date will be brought forward to the immediately preceding business day. If the stated maturity date, redemption date, purchase date or fundamental change purchase date of a debenture would fall on a day that is not a business day, the required payment of interest, if any, and principal will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the stated maturity date, redemption date or purchase date to such next succeeding business day. The term “business day” means, with respect to any debenture, any day other than a Saturday, a Sunday or a day on which banking institutions in New York City or the place of payment are authorized or required by law, regulation or executive order to close.

Contingent Interest

      Beginning with the period commencing on March 20, 2009 and ending on September 14, 2009, and for each of the six-month periods thereafter commencing on September 15, 2009, we will pay contingent interest on the interest payment date for the applicable interest period if the average trading price (as defined below) of the debentures during the five trading days ended on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the debentures.

      On any interest payment date when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of debentures will equal 0.25% per year of the average trading price of such $1,000 principal amount of debentures during the applicable five trading-day reference period, payable in arrears.

      We will notify the holders of the debentures by press release or otherwise upon a determination that they will be entitled to receive contingent interest with respect to any six-month interest period.

      The “trading price” of the debentures on any date of determination means the average of the secondary bid quotations per debenture obtained by the calculation agent, which will initially be the trustee, for $5.0 million aggregate principal amount of debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if:

•	three such bids cannot reasonably be obtained by the calculation agent, but two such bids are obtained, then the average of the two bids shall be used; and

•	if only one such bid can reasonably be obtained by the calculation agent, that one bid shall be used;

provided that if in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the debentures, then the trading price of the debentures on any date of determination will equal (1) the applicable conversion rate of the debentures as of such determination date multiplied by (2) the average last reported sale price (as defined below) of our common stock on the five trading days ending on such determination date.

Conversion Rights

General

      Subject to the conditions and during the periods described below, holders may convert their debentures at any time prior to the close of business on the maturity date into shares of our common stock. For each $1,000 principal amount of debentures surrendered for conversion, a holder will receive                      shares of our common stock, equal to an initial conversion price of approximately $                    , subject to adjustment as set forth in “— Conversion Rate Adjustments” below.

      We will not issue fractional shares of common stock upon conversion of the debentures. Instead, we will pay cash in lieu of fractional shares. The cash amount to be paid for all fractional shares of common stock will be based on the closing price of our common stock immediately preceding the conversion date. You may convert debentures only in denominations of $1,000 principal amount and multiples thereof.

      If a holder converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder of record on the preceding record date will receive on that interest payment date accrued and unpaid interest on those debentures, notwithstanding the holder’s conversion of those debentures prior to that interest payment date. However, at the time of such a conversion, the holder surrendering debentures for conversion must pay to us an amount equal to the interest that will be paid on the related interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but on or prior to the corresponding interest payment date, (2) we have specified a repurchase date following a fundamental change that is during such period or (3) any overdue interest exists at the time of conversion with respect to the debentures converted only to the extent of the overdue interest. Accordingly, under those circumstances, a holder who chooses to convert those debentures on a date that is after a record date but prior to the corresponding interest payment date, will not be required to pay us, at the time that holder surrenders those debentures for conversion, the amount of interest it will receive on the interest payment date.

      Any debentures called for redemption must be surrendered for conversion prior to the close of business on the business day prior to the redemption date. If the holder has exercised its right to require us to repurchase its debentures as described under “— Repurchase of Debentures at the Option of Holders” or “— Repurchase of Debentures at the Option of the Holders Upon a Fundamental Change,” the holder may convert its debentures into our common stock only if it withdraws its purchase notice or fundamental change repurchase notice, as the case may be.

      Upon conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock, as described below under “— Payment Upon Conversion.” At any time prior to maturity, we may irrevocably elect in our sole discretion to satisfy our conversion obligation in cash (as described under “— Payment Upon Conversion”) up to 100% of the principal amount of the debentures converted, with any remaining amount to be satisfied in shares.

      To convert a debenture (other than a debenture held in book-entry form through DTC) into common stock a holder must:

•	complete and manually sign the conversion notice on the back of the debenture or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the debenture to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date, to which the holder is not entitled, as described in “— Interest.”

      Holders of debentures held in book-entry form through DTC must comply with the requirements in the last three bullets above and follow DTC’s customary practices. The date the holder complies with these requirements is the “conversion date” under the indenture. Settlement of our obligation to deliver shares and cash (if any) with respect to a conversion will occur on the dates described under “— Payment Upon Conversion” below. Delivery of shares will be accomplished by delivery to the conversion agent or to holders or their nominees of certificates for the relevant number of shares, other than in the case of holders of debentures in book-entry form with DTC, which shares shall be delivered in accordance with DTC’s customary practices. In addition, we will pay cash for any fractional shares, as described above.

      If a holder delivers a debenture for conversion, it will not be required to pay any taxes or duties for the issue or delivery of common stock on conversion. However, we will not pay any transfer tax or duty payable as a result of the issuance or delivery of the common stock in a name other than that of the holder of the debenture. We will not issue or deliver common stock certificates unless we have been paid the amount of any transfer tax or duty or we have been provided satisfactory evidence that the transfer tax or duty has been paid.

      By delivering to the holder the number of shares or the amount of cash determined as set forth below under “— Payment Upon Conversion,” together with cash in lieu of any fractional shares, we will satisfy our obligation with respect to the debentures. That is, accrued and unpaid interest, if any, will be deemed to be paid in full rather than cancelled, extinguished or forfeited, except as set forth above under “— Interest.”

Payment Upon Conversion

      Conversion on or Prior to the Final Notice Date

      In the event that we receive your notice of conversion on or prior to the date that is 20 days prior to maturity (the “final notice date”), the following procedures will apply:

      If we choose to satisfy all or any portion of our obligation (the “conversion obligation”) in cash, we will notify you through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is two business days following receipt of your notice of conversion (the “cash settlement notice period”). If we timely elect to pay cash for any portion of the shares otherwise issuable to you, you may retract the conversion notice at any time during the two business day period beginning on the day after the final day of the cash settlement notice period (the “conversion retraction period”). No such retraction can be made (and a conversion notice shall be irrevocable) if we do not elect to deliver cash in lieu of shares (other than cash in lieu of fractional shares). If the conversion notice has not been retracted, then settlement (in cash and/or shares) will occur on the third business day following the final day of the 20 trading day period beginning on the day after the final day of the conversion retraction period (the “cash settlement averaging period”). If we do not elect to satisfy any part of the conversion obligation in cash, other than cash in lieu of any fractional shares, delivery of the shares of common stock into which the debentures are converted, and cash in lieu of any fractional shares, will occur through the conversion agent or DTC, as the case may be, as described above as soon as practicable on or after the conversion date. Settlement amounts will be computed as follows:

•	If we elect to satisfy the entire conversion obligation in shares, we will deliver to you a number of shares equal to (i) the aggregate principal amount of Debentures to be converted divided by 1,000, multiplied by (ii) the conversion rate

•	If we elect to satisfy the entire conversion obligation in cash, we will deliver to you cash in an amount equal to the product of:

•	a number equal to (i) the aggregate principal amount of Debentures to be converted divided by 1,000, multiplied by (ii) the conversion rate, and

•	the average closing price of our common stock during the cash settlement averaging period.

•	If we elect to satisfy a fixed portion (other than 100%) of the conversion obligation in cash, we will deliver to you such cash amount (the “cash amount”) and a number of shares of our common stock equal to the greater of (i) zero and (ii) the excess, if any, of the number of shares calculated as set forth in the first bullet of this paragraph over the number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) 5% of the cash amount, divided by (y) the closing price of our common stock. In addition, we will pay cash for all fractional shares of common stock as described above under “— General.” Because, in this case, the number of shares of our common stock that we deliver on conversion will be calculated over a 20 trading day period, holders of Debentures bear the market risk that our common stock will decline in value between each day of the cash settlement averaging period and the day we deliver the shares of common stock upon conversion.

      Conversion after the Final Notice Date

      With respect to conversion notices that we receive after the final notice date, we will not send individual notices of our election to satisfy all or any portion of the conversion obligation in cash. Instead, at any time on or before the final notice date, if we choose to satisfy all or any portion of the conversion obligation with respect to conversions after the final notice date in cash, we will send a single notice to the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount). In the event that we receive your notice of conversion after the final notice date, the following procedures will apply: Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under “— Conversion on or Prior to the Final Notice Date” except that the “cash settlement averaging period” shall be the 20 trading day period beginning on the trading day after receipt of your notice of conversion (or in the event we receive your notice of conversion on the business day prior to the maturity date, the 20 trading day period beginning on the trading day after the maturity date). Settlement (in cash and/or shares) will occur on the business day following the final day of such cash settlement averaging period.

      Our Right to Irrevocably Elect Payment

      At any time prior to maturity, we may irrevocably elect to satisfy in cash up to 100% of the principal amount of the debentures converted after the date of such election, with any remaining amount to be satisfied in shares of our common stock. Such election shall be in our sole discretion without the consent of the holders of the debentures, by notice to the trustee and the holders of the debentures.

      In the event that we receive your notice of conversion after the election date, your notice of conversion will not be retractable, the cash settlement averaging period will be the 20 trading day period beginning on the day after receipt of your notice of conversion and settlement (in cash and/or shares) will occur on the business day following the final day of the cash settlement averaging period.

      Settlement amounts will be computed and settlement dates will be determined as set forth above under “— Conversion on or Prior to the Final Notice Date”.

Conditions to Conversion

      Holders may surrender their debentures for conversion into shares of our common stock prior to stated maturity only under the circumstances described below. Upon determination that holders of debentures are or will be entitled to convert their debentures, we will disseminate a press release through Dow Jones & Company, Inc. or Bloomberg Business News and publish such information on our website as soon as practicable.

      Conversion Upon Satisfaction of Stock Price Condition. A holder may surrender any of its debentures for conversion into shares of our common stock during any fiscal quarter (and only during such fiscal quarter) if the closing price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter is greater than 135% of the current conversion price of the debentures on that 30th trading day (initially 135% of $                    , or $                    )

      The “closing price” of our common stock on any date means the closing sale price per share (or, if no closing sale price is reported, the average of the bid and asked prices or, if there is more than one bid or ask price, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq

National Market. The closing price will be determined without reference to after-hours or extended market trading. If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “closing price” will be the last quoted bid for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the “closing price” will be the average of the midpoint of the last bid and asked prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

      “Trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a U.S. national or regional securities exchange, on the Nasdaq National Market or, if our common stock is not reported by the Nasdaq National Market, on the principal other market on which our common stock is then traded.

      Conversion Upon Satisfaction of Trading Price Condition. A holder may surrender any of its debentures for conversion into shares of our common stock during the five business days immediately following any five consecutive trading-day period in which the average trading price per debenture over such period is less than 98% of the average conversion value per debenture during the period; provided that you may not convert your debentures pursuant to the trading price condition on or after March 15, 2029 if on any trading day during such period the closing price of our common stock is greater than or equal to the then current conversion price and less than or equal to 135% of the then current conversion price.

      “Conversion value” means, on any date of determination, the product of (i) the closing price of our common stock on such date of determination and (ii) the applicable conversion rate on such date of determination.

      Conversion Upon Redemption. If we elect to redeem debentures, holders may convert the debentures called for redemption into our common stock at any time prior to the close of business on the business day immediately preceding the redemption date, even if the debentures are not otherwise convertible at such time.

      Conversion Upon Specified Corporate Transactions. If we elect to:

•	distribute to all holders of our common stock certain rights or warrants entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at a price per share of less than the closing price of a share of our common stock on the record date for the distribution, or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value, as determined by our board of directors, exceeding 10% of the closing price of a share of our common stock on the trading day immediately preceding the declaration date for such distribution, then we must notify the holders of the debentures at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their debentures for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the debentures are not otherwise convertible at such time; provided, however, that a holder may not exercise this right to convert if the holder may participate in the distribution without conversion. The “ex-dividend date” is the first date upon which a sale of the common stock, carried out in the regular way on the relevant exchange or in the relevant market for our common stock, does not automatically transfer the right to receive the relevant dividend or distribution from the seller of the common stock to its buyer.

      In addition, if we are party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into cash or other property (but not securities), a holder may surrender debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction (or if such transaction constitutes a fundamental change, until the business day immediately preceding the applicable fundamental change purchase date). If we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into cash or other property (but not securities), then at the effective time of the transaction, the right to convert a debenture into our common stock will be changed into a right to convert a debenture into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted its debentures immediately prior to the applicable record date for the transaction. If we engage in any transaction described in the preceding sentence, the conversion rate will not be otherwise adjusted. If the transaction also constitutes a fundamental change, as defined below, a holder can require us to purchase all or a portion of its debentures as described below under “— Repurchase of the Debentures at the Option of the Holders Upon a Fundamental Change.”

Conversion Rate Adjustments

      We will adjust the conversion rate for the debentures if any of the following events occur:

(1) we issue our common stock as a dividend or distribution on our common stock;

(2) we issue to all holders of common stock certain rights or warrants entitling them to purchase, for a period expiring within 60 days after the record date for the distribution, shares of our common stock at a price per share of less than the closing price of a share of our common stock on the record date for the distribution, provided that the applicable conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration;

(3) we subdivide or combine our common stock;

(4) we distribute to all holders of our common stock capital stock, evidences of indebtedness or assets, including securities (but excluding rights or warrants listed in (2) above, dividends or distributions listed in (1) above and distributions consisting exclusively of cash), the conversion rate will be increased by multiplying the conversion rate by a fraction,

•	the numerator of which will be the current market price of our common stock and

•	the denominator of which will be the current market price of our common stock minus the fair market value, as determined by our board of directors, of the portion of those assets, debt securities, shares of capital stock or rights or warrants so distributed applicable to one share of common stock.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales price of those securities (where such closing sale prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted;

(5) we distribute any cash dividend on our common stock; in which event the conversion rate will be increased by multiplying the conversion rate by a fraction,

•	the numerator of which will be the current market price of our common stock and

•	the denominator of which will be the current market price of our common stock minus the amount per share of such dividend (as determined below) or distribution.

(6) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased by multiplying the conversion rate by a fraction,

•	the numerator of which will be the sum of (x) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (y) the product of the number of shares of our common stock outstanding less any such purchased shares and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer and

•	the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer; and

      However, no adjustment to the conversion rate need be made if holders of the debentures may participate in the transaction without conversion or in certain other cases.

      In the event of clauses (5) or (6) above, in no event will the conversion rate exceed                     shares per $1,000 principal amount of debentures, subject to adjustment from clauses (1) through (4).

      “Current market price” of our common stock on any day means the average of the closing price per share of our common stock (as defined above under “— Conversion Rights — Conditions to Conversion”) for each of the 10 consecutive trading days (as defined above under “— Conversion Rights — Conditions to Conversion”) ending on the earlier of the day in question and the day before the “ex-dividend date” with respect to the issuance or distribution requiring such computation.

      To the extent that we have a rights plan in effect upon conversion of the debentures into common stock, you will receive, in addition to the common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as described in clause (4) above, as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

      In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger, binding share exchange or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your debentures you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the debentures into our common stock immediately prior to any of these events.

      The holders of the debentures may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend as a result of certain conversion rate adjustments. Similarly, Non-U.S. Holders of debentures in certain circumstances may be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “Material United States Federal Income Tax Considerations — U.S. Holders — Constructive Dividends on Debentures” and “— Non-U.S. Holders — Adjustments to Conversion Rate.”

      To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We will give holders at least 15 days notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock or rights to purchase our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

      The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right, or exercisable, convertible or exchangeable security not described in the immediately preceding bullets above and outstanding as of the date the debentures were first issued;

•	for a change in the par value of our common stock; or

•	for accrued and unpaid interest.

Furthermore, we will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate.

Optional Redemption by Us

      Prior to March 20, 2009, the debentures will not be redeemable at our option. At any time on or after March 20, 2009, we may redeem some or all of the debentures for cash at 100% of their principal amount, plus accrued and unpaid interest, if any, to but excluding the purchase date.

      We will give at least 30 days but not more than 60 days notice of redemption by mail to holders of debentures. Debentures or portions of debentures called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.

      If we do not redeem all of the debentures, the trustee will select the debentures to be redeemed in principal amounts of $1,000 or multiples thereof, by lot or on a pro rata basis. If any debentures are to be redeemed in part only, we will issue a new debenture or debentures with a principal amount equal to the unredeemed principal portion thereof. If a portion of your debentures is selected for partial redemption and you convert a portion of your debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

Repurchase of Debentures at the Option of the Holders

      Holders of debentures may require us to purchase, in cash, all or a portion of their debentures on March 15, 2009, March 15, 2014, March 15, 2019, March 15, 2024 and March 15, 2029. In each case, the purchase price will be equal to 100% of the principal amount of the debentures being purchased, plus accrued and unpaid interest, if any, to but excluding each purchase date.

      In connection with any purchase of debentures, we will notify the holders of debentures, not less than 20 business days prior to any purchase date, of their purchase right, the purchase date and the purchase procedures. To exercise the purchase right, prior to the close of business on the business day immediately preceding the purchase date, written notice must be received by the paying agent of your exercise of your purchase right. You may withdraw this notice if the paying agent receives a notice of withdrawal prior to the close of business on the business day immediately preceding the purchase date.

      Rule 13e-4 under the Securities Exchange Act of 1934 requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the debentures. We will comply with this rule, Rule 14e-1 and any other tender offer rules under the Securities Exchange Act of 1934 which may then be applicable and file Schedule TO (or any similar schedule) to the extent applicable at that time.

      We shall pay the purchase price for the debentures we are required to repurchase promptly following the later of the purchase date and the date that such debentures are delivered to, and received by the paying agent. If the paying agent holds money sufficient to pay the purchase price of the debentures which holders have elected to require us to purchase on the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, those debentures will cease to be outstanding and interest on the debentures will cease to accrue, whether or not the debentures are delivered to the paying agent. Thereafter, all other rights of the holders of those debentures shall terminate, other than the right to receive the purchase price upon delivery of the debentures.

      No debentures may be repurchased by us at the option of the holders if there has occurred and is continuing an event of default (other than an event of default that may be cured by payment of the purchase price). Our ability to purchase debentures is subject to important limitations. Our ability to purchase the debentures may be limited by restrictions on our ability to obtain funds for such purchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the purchase price for all the debentures that might be delivered by holders of debentures seeking to exercise the purchase right.

Repurchase of Debentures at the Option of the Holders Upon a Fundamental Change

      If a fundamental change, as described below, occurs, you will have the right on the fundamental change repurchase date (subject to certain exceptions set forth below) to require us to repurchase, for cash, all or a portion of your debentures not previously called for redemption, or any portion of those debentures that is equal to $1,000 in principal amount or multiples thereof, at a fundamental change repurchase price equal to 100% of the principal amount of the debentures plus any accrued and unpaid interest to but excluding the fundamental change repurchase date; provided that, if the fundamental change repurchase date is after a record date and before the next succeeding interest payment date, any accrued and unpaid interest will be paid to the holder as of that record date.

      A “fundamental change” will be deemed to have occurred at such time after the original issuance of the debentures when any of the following has occurred:

(1) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934 of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchase, merger or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans (except that any of those persons shall be deemed to have beneficial ownership of all securities it has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); or

(2) the first day on which a majority of the members of the board of directors of Avnet are not continuing directors; or

(3) our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

• any transaction:

(a) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; or

(b) pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; or

•	any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of common stock, ordinary shares or American Depositary Shares of the surviving entity or a direct or indirect parent of the surviving corporation, or

(4) our common stock is not listed for trading on a U.S. national securities exchange or approved for listing on the Nasdaq National Market.

      However, notwithstanding the foregoing, you will not have the right to require us to repurchase your debentures if:

(1) the sale price per share of our common stock for any five trading days within:

•	the period of 10 consecutive trading days ending immediately after the later of the fundamental change or the public announcement of the fundamental change, in the case of a fundamental change described in (1) or (2) above, or

•	the period of 10 consecutive trading days ending immediately before the fundamental change, in the case of a fundamental change described in (3) above,

      equals or exceeds 105% of the conversion price of the debentures on each of those five trading days; or

(2) at least 90% of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) constituting a fundamental change consists of shares of common stock, ordinary shares or American Depositary Shares traded or to be traded immediately following a fundamental change on a U.S. national securities exchange or the Nasdaq National Market, and, as a result of the transaction or transactions, the debentures become convertible into that common stock, ordinary shares or American Depositary Shares (and any rights attached thereto).

      “Continuing director” means, as of any date of determination, any member of our board of directors who:

•	was a member of such board of directors on the date of the original issuance of the debentures, or

•	was nominated for election or elected to such board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination or election.

      On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the debentures which is to be paid on the date of repurchase.

      On or before the 15th day after the fundamental change, we must mail to the trustee, the paying agent and all holders of the debentures a notice of the occurrence of the fundamental change and an offer, stating the procedures which a holder must follow in order to exercise the repurchase right.

      To exercise the repurchase right, holders of debentures must deliver, on or before the repurchase date specified in our notice of a fundamental change, the debentures to be repurchased, duly endorsed for transfer, together with a written repurchase notice, to the paying agent. The repurchase date shall be no later than 25 business days after we mail the notice of the occurrence of a fundamental change. The repurchase notice given by each holder electing to require us to repurchase debentures shall include the following information:

•	the certificate numbers of the holder’s debentures to be delivered for repurchase; and

•	the portion of the principal amount of debentures to be repurchased, which must be $1,000 or a multiple of $1,000.

      Any repurchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to and received by the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall include the following information:

•	the principal amount being withdrawn; and

•	the certificate numbers of the debentures being withdrawn.

      Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934.

      Rule 13e-4 under the Securities Exchange Act of 1934 requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the debentures. We will comply with this rule, Rule 14e-1 and file Schedule TO (or any similar schedule) to the extent applicable at that time.

      If the paying agent holds money sufficient to pay the fundamental change repurchase price of the debentures which holders have elected to require us to repurchase on the business day following the fundamental change repurchase date in accordance with the terms of the indenture, then, immediately after the fundamental change repurchase date, those debentures will cease to be outstanding and interest on the debentures will cease to accrue, whether or not the debentures are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the fundamental change repurchase price upon delivery of the debentures.

      The foregoing provisions would not necessarily protect holders of the debentures if highly leveraged or other transactions involving us occur that may affect holders adversely. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change with respect to the fundamental change repurchase feature of the debentures but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.

      The definition of “fundamental change” includes a phrase relating to the conveyance, transfer, sale, lease or other disposition of “all or substantially all” of our properties and assets. There is no precise, established definition of the phrase “substantially all” under New York law, which is the law governing the indenture and the debentures. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering many factors, including the value of assets conveyed, the proportion of an entity’s income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, there may be uncertainty as to whether or not a fundamental change has occurred and, therefore, as to whether or not you will have the right to require us to repurchase your debentures.

      Our ability to repurchase debentures for cash upon the occurrence of a fundamental change is subject to important limitations. No debentures may be repurchased by us at the option of the holders upon a fundamental change if there has occurred and is continuing an event of default (other than an event of default that may be cured by payment of the repurchase price). Our ability to repurchase the debentures for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. In addition, the occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by the terms of, our other senior debt. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the fundamental change repurchase price in cash for all the debentures that might be delivered by holders of debentures seeking to exercise the repurchase right.

      The fundamental change purchase feature of the debentures may in certain circumstances make more difficult or discourage a takeover of our company. The fundamental change purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of our common stock;

•	to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.

      Instead, the fundamental change repurchase feature is a standard term contained in securities similar to the debentures.

Merger and Sale of Assets by Avnet

      The indenture provides that we may not consolidate with or merge with or into any other person or sell, convey, transfer or lease our properties and assets substantially as an entirety to another person, unless:

•	we are the continuing corporation or the successor person, if other than us, is organized and existing under the laws of the United States or any state thereof or the District of Columbia;

•	the successor person assumes all of the obligations under the debentures and the indenture;

•	immediately after giving effect to the transaction, there is no event of default under the indenture; and

•	we have delivered to the trustee an officer’s certificate and an opinion of counsel each stating that the transaction complies with these requirements.

Upon any permitted consolidation, merger, conveyance, transfer or lease, the successor person will succeed to, and be substituted for, Avnet and may exercise its rights and powers under the indenture and the debentures. After any such permitted transaction, we will be relieved of all obligations and covenants under the indenture and the debentures.

Payment at Maturity

      Each holder of $1,000 principal amount of debentures shall be entitled to receive $1,000 at maturity, plus accrued and unpaid interest.

      We will pay principal on:

•	global debentures to DTC in immediately available funds; and

•	any definitive debentures at our office or agency in New York City, which initially will be the corporate trust office of the trustee in New York City.

Events of Default

      Each of the following constitutes an event of default under the indenture with respect to the debentures:

•	default in our obligation to convert any debenture into shares of our common stock, or cash in lieu thereof, upon exercise of a holder’s conversion right and continuance of such default for 10 days;

•	default in our obligation to redeem any debenture after we have exercised our redemption option or to purchase any debenture after a holder has exercised its put option;

•	default in our obligation to pay the principal amount of any debenture when due and payable at maturity;

•	default in our obligation to pay any interest on any debenture when due and payable, and continuance of such default for a period of 30 days;

•	our failure to perform or observe any other term, covenant or agreement contained in the debentures or the indenture for a period of 60 days after written notice of such failure, provided that such notice requiring us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debentures then outstanding;

•	a failure to pay when due at maturity or a default that results in the acceleration of maturity of any indebtedness for borrowed money by us or any designated subsidiary in an aggregate amount of $35.0 million or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us by the trustee or holders of not less than 25% in aggregate principal amount of the debentures then outstanding; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our designated subsidiaries or any group of two or more subsidiaries that, taken as a whole, would constitute a designated subsidiary.

      A “designated subsidiary” shall mean any existing or future, direct or indirect, subsidiary of ours whose assets constitute 15% or more of our total assets on a consolidated basis.

      Our obligations under the indenture are not intended to provide creditor rights for amounts in excess of par plus accrued and unpaid interest.

      The indenture will provide that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the debentures notice of all uncured defaults known to it and written notice of any event which, with giving of notice or the lapse of time, or both, would become an event of default, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except the trustee will not be so protected if it withholds a notice of default in the case of a default under any of the first four bullets above.

      If certain events of default specified in the last bullet point above shall occur and be continuing, then automatically the principal amount of the debentures then outstanding plus any accrued and unpaid interest through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under “— Modification and Waiver” below), the trustee or the holders of at least 25% in aggregate principal amount of the debentures affected thereby may declare such debentures due and payable at their principal amount plus any accrued and unpaid interest and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of such debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the debentures affected thereby upon the conditions provided in the indenture.

      The indenture contains a provision entitling the trustee, under certain conditions, to be indemnified by the holders of debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the debentures, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee, subject to limitations specified in the indenture.

      We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modification and Waiver

Changes Requiring Approval of Each Affected Holder

      The indenture (including the terms and conditions of the debentures) cannot be modified or amended without the written consent or the affirmative vote of the holder of each debenture affected by such change to:

•	change the maturity of any debenture or the payment date of any installment of interest payable on any debentures;

•	reduce the principal amount of, any interest on, or any redemption price, fundamental change purchase price or purchase price of, any debenture;

•	change the currency of payment of such debentures or interest thereon;

•	alter the manner of calculation or rate of interest on any debenture or extend the time for payment of any such amount;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any debenture;

•	modify our obligation to maintain an office or agency in New York City;

•	except as otherwise permitted or contemplated by the indenture, adversely affect the repurchase option of holders or the conversion rights of holders of the debentures;

•	modify the redemption provisions of the indenture in a manner adverse to the holders of debentures;

•	reduce the percentage in aggregate principal amount of debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

•	reduce the percentage in aggregate principal amount of debentures outstanding required for any other waiver under the indenture.

Changes Requiring Majority Approval

      The indenture (including the terms and conditions of the debentures) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of the debentures affected thereby.

Changes Not Requiring Any Approval

      The indenture (including the terms and conditions of the debentures) may be modified or amended by us and the trustee, without the consent of the holder of any debenture, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of debentures;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of debentures if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of debentures in the case of a merger, consolidation, conveyance, transfer or lease and the release of the predecessor;

•	increasing the conversion rate, provided that the increase will not adversely affect the interests of the holders of debentures;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect; or

•	making, adding or modifying any other provisions with respect to matters or questions arising under the indenture that we may deem necessary or desirable and which does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect.

Waiver

      The holders of not less than a majority in aggregate principal amount of the outstanding debentures that would be affected by a default (voting as one class) may, on behalf of the holders of all the debentures, waive any past default under the indenture with respect to such debentures and its consequences, except a default:

(1) in the payment of the principal of or interest on any debentures, or

(2) in respect of a covenant or provision of the indenture which cannot be modified or amended without the consent of the holder of each debenture affected by such a default.

Form, Denomination and Registration

Denomination and Registration

      The debentures will be issued in fully registered form, without coupons, in denominations of $1,000 principal amount and multiples thereof.

Global Debentures

      Debentures will be evidenced by one or more global debentures deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

      Record ownership of the global debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. An owner of beneficial interests may hold its interests in the global debentures directly through DTC if such owner is a participant in DTC, or indirectly through organizations which are direct DTC participants if such owner is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. You may also beneficially own interests in the global debentures held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

      So long as Cede & Co., as nominee of DTC, is the registered owner of the global debentures, Cede & Co. for all purposes will be considered the sole holder of the global debentures. Except as provided below, owners of beneficial interests in the global debentures:

•	will not be entitled to have certificates registered in their names; and

•	will not be considered holders of the global debentures.

      The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

      We will wire, through the facilities of the trustee, payments of principal, interest, the redemption price, fundamental change purchase price or purchase price on the global debentures to Cede & Co., the nominee of DTC, as the registered owner of the global debentures. None of us, the trustee or any paying agent will have any responsibility or be liable for paying amounts due on the global debentures to owners of beneficial interests in the global debentures.

      It is DTC’s current practice, upon receipt of any payment on the global debentures, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the debentures represented by the global debentures, as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in debentures represented by the global debentures held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

      If you would like to convert your debentures into common stock pursuant to the terms of the debentures, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

      Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the debentures represented by global debentures to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

      We will issue the debentures in definitive certificated form if DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global debenture may be exchanged for definitive certificated debentures upon request by or on behalf of DTC in accordance with DTC’s customary procedures. We may determine at any time and in our sole discretion that debentures shall no longer be represented by global debentures, in which case we will issue certificates in definitive form in exchange for the global debentures.

      Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of debentures, including, without limitation, the presentation of debentures for conversion or repurchase as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global debentures are credited and only for the principal amount of the debentures for which directions have been given.

      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for DTC participants and to facilitate the settlement of securities transactions among DTC participants through electronic computerized book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the underwriter of the debentures. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global debentures among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of us, the trustee or any of either’s respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of beneficial ownership interests in global debentures.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Governing Law

      The indenture and the debentures will be governed by, and construed in accordance with, the laws of the State of New York.

Limited Liability of Certain Persons

      The indenture provides that none of our past, present or future incorporators, stockholders, directors, officers or employees, or of any successor corporation or any of our affiliates, shall have any personal liability in respect of our obligations under the indenture or the debentures by reason of his, her or its status as an incorporator, stockholder, director, officer or employee. Each holder of the debentures, by accepting a debenture, waives and releases all such liability. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Calculations in Respect of the Debentures

      We or our agents will be responsible for making all calculations called for under the debentures. These calculations include, but are not limited to, determination of the market price of the debentures and our common stock, and amounts of contingent interest payments, if any, on the debentures, and the projected payment schedule. See “Material United States Federal Income Tax Considerations.” We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of debentures. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

Information Concerning the Trustee

      J.P. Morgan Trust Company, National Association, successor in interest to Bank One Trust Company, N.A., as trustee under the indenture, has been appointed by us as paying agent, conversion agent, calculation agent and registrar with regard to, and will serve as DTC’s custodian for, the debentures. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

DESCRIPTION OF CAPITAL STOCK

      Avnet is authorized to issue 300,000,000 shares of common stock, par value $1.00 per share. At the close of business on January 3, 2004, Avnet had outstanding 120,025,000 shares of common stock, including 8,337 treasury shares and options convertible into 10,299,000 shares of common stock, of which 6,463,000 were exercisable. All outstanding shares of common stock are fully paid and nonassessable.

      The holders of shares of Avnet’s common stock have equal rights to dividends from funds legally available for the payment of dividends when, as and if declared by Avnet’s board of directors, and are entitled, upon liquidation, to share ratably in any distribution in which holders of common stock participate. The common stock is not redeemable, has no preemptive or conversion rights and is not liable for assessments or further calls. The holders of shares of Avnet’s common stock are entitled to one vote for each share at all meetings of shareholders.

      The transfer agent and registrar for Avnet’s common stock is Wachovia Bank, N.A. Avnet’s common stock is listed on the New York Stock Exchange and the Pacific Exchange.

      Under its certificate of incorporation, Avnet is authorized to issue up to 3,000,000 shares of preferred stock, in series. For each series of preferred stock, Avnet’s board of directors may fix the relative rights, preferences and limitations as between the shares of such series, the shares of other series of Avnet preferred stock, and the shares of Avnet common stock. No shares of Avnet preferred stock are outstanding.

Board of Directors

      Although New York law permits the certificate of incorporation of a New York corporation to provide for cumulative voting in the election of directors, Avnet’s certificate of incorporation does not so provide.

      New York law permits the certificate of incorporation or by-laws of a New York corporation to divide its directors into as many as four classes with staggered terms of office. However, Avnet’s certificate and by-laws do not so provide for a classified board of directors. Therefore, all of its directors are elected annually for one-year terms.

      Under New York law, shareholders may remove any or all directors for cause. New York law also allows directors to be removed without cause if provided in the certificate of incorporation. The Avnet certificate of incorporation authorizes any or all of the directors to be removed with or without cause at any time by the vote of the holders of a majority of the stock of Avnet and provides that the terms of the removed directors shall forthwith terminate.

      New York law provides that newly created directorships resulting from an increase in the number of directors and vacancies arising for any reason may be filled by vote of the board of directors, whether or not constituting a quorum, except that:

•	vacancies resulting from the removal of directors without cause may be filled only by a vote of the shareholders, unless the certificate of incorporation or a specific provision of a by-law adopted by the shareholders provides that such a vacancy may be filled by a vote of the board of directors; and

•	the certificate of incorporation or by-laws may provide that all newly created directorships and vacancies may be filled only by a vote of the shareholders.

      The Avnet by-laws provide that any vacancy created by the removal of a director by the shareholders with or without cause may be filled only by a vote of the shareholders, and that any vacancy created for any other reason may be filled by a vote of the board of directors or the shareholders.

Power to Call Special Shareholders Meetings

      Under New York law, a special meeting of shareholders may be called by the board of directors and by such person or persons as may be authorized to do so in the certificate of incorporation or by-laws. In addition, if an annual shareholder meeting has not been held for a certain period of time and a sufficient number of directors were not elected to conduct the business of the corporation, the board must call a special meeting for the election of directors. If the board fails to do so, or sufficient directors are not elected within a certain period of time, holders of 10% of the votes of the shares entitled to vote in an election of directors may call a special meeting for such an election.

Actions by Written Consent of Shareholders

      New York law provides that any action which may be taken by shareholders by vote may be taken without a meeting by written consent, signed by holders of all outstanding shares entitled to vote, or if authorized by the certificate of incorporation, by holders of the minimum number of shares necessary to authorize the action at a meeting of shareholders at which all shares entitled to vote are present and voted. The Avnet certificate of incorporation does not authorize shareholders to act by less than unanimous written consent.

Dividends and Repurchases of Shares

      Under New York law, dividends may be declared or paid and other distributions may be made out of surplus only, so that the net assets of the corporation remaining after a dividend or distribution must at least equal the amount of the corporation’s stated capital. A corporation may declare and pay dividends or make other distributions except when the corporation is currently insolvent or would thereby be made insolvent or when the declaration, payment or distribution would be contrary to any restrictions contained in its certificate of incorporation.

Approval of Certain Business Combinations and Reorganizations

      Under New York law, two-thirds of the votes of all outstanding shares entitled to vote thereon are required to approve mergers, consolidations, share exchanges or sales, leases or other dispositions of all or substantially all the assets of a corporation if not made in the usual or regular course of business. New York law was amended in 1998 to permit a New York corporation then in existence to reduce the required vote to a majority of the outstanding shares, but Avnet has not done so.

Business Combination Following a Change in Control

      New York law prohibits any business combination (defined to include a variety of transactions, including mergers, consolidations, sales or dispositions of assets, issuances of stock, liquidations, reclassifications and the receipt of certain benefits from the corporation, including loans or guarantees) with, involving or proposed by any interested shareholder (defined generally as any person that beneficially owns, directly or indirectly, 20% or more of the outstanding voting stock of a New York corporation or any person that is an affiliate or associate of a New York corporation and at any time within the past five years was a beneficial owner of 20% or more of the outstanding voting stock) for a period of five years after the date on which the interested shareholder first became an interested shareholder, unless the transaction is approved by the board of directors prior to the date on which the interested shareholder became an interested shareholder. After this five-year period, a business combination between a New York corporation and the interested shareholder is prohibited unless either certain “fair price” provisions are complied with or the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder. Under New York law, corporations may elect not to be governed by the statute described above, but Avnet’s certificate of incorporation does not contain such an election.

Dissenters’ Appraisal Rights

      Under New York law, any shareholder of a corporation has the right to obtain payment for the fair value of the shareholder’s shares in the event of:

•	certain amendments or changes to the certificate of incorporation adversely affecting the rights of the shareholder,

•	certain mergers or consolidation of the corporation if the shareholder is entitled to vote thereon,

•	a merger or consolidation where the shareholder is not entitled to vote or if the shareholder’s shares will be canceled or exchanged for cash or other consideration other than shares of the surviving or consolidated corporation or another corporation,

•	certain sales, leases, exchanges or other dispositions of all or substantially all of the assets of the corporation which require shareholder approval other than a transaction solely for cash, and

•	certain share exchanges.

      However, no appraisal rights will be available in a merger to a shareholder of the surviving corporation whose rights are not adversely affected or whose shares were, at the record date to vote on the plan of merger, either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      This section summarizes the material U.S. federal income tax, and in the case of Non-U.S. Holders (as defined below) estate tax, considerations relating to the purchase, ownership, and disposition of the debentures and of common stock into which the debentures may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), Treasury regulations issued under the Code, judicial authority and administrative rulings and practice, all as of the date of this prospectus supplement and all of which are subject to change, possibly on a retroactive basis. In either case, the tax considerations of purchasing, owning or disposing of debentures or common stock could differ from those described below. This summary deals only with purchasers who purchase debentures at their “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the debentures is sold for money, and who hold debentures or common stock into which debentures have been converted as “capital assets” within the meaning of Section 1221 of the Code. It is expected, and for purposes of the discussion Avnet assumes, that the issue price of the debentures will equal their principal amount. This summary does not deal with persons in special tax situations, such as financial institutions, insurance companies, S corporations, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, persons holding debentures as a position in a “straddle,” “hedge,” “conversion transaction,” or other integrated transaction for tax purposes, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. alternative minimum tax rules, U.S. federal estate or gift tax laws (except as specifically described below with respect to Non-U.S. Holders), the tax laws of any U.S. state or locality, or any non-U.S. tax laws.

      You should consult your tax advisor regarding the application of the U.S. federal income tax laws to your particular situation and the consequences of federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

      As used herein, the term “U.S. Holder” means a beneficial owner of debentures or common stock into which debentures have been converted that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States, any state or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if, (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      As used herein, the term “Non-U.S. Holder” means a beneficial owner, other than a partnership, of debentures or common stock into which debentures have been converted that is not a U.S. Holder.

      If a partnership, including for this purpose any entity treated as a partnership for U.S. tax purposes, is a beneficial owner of debentures or common stock into which debentures have been converted, the treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. A holder of debentures that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of debentures and common stock into which debentures have been converted.

Classification of the Debentures

      We have received an opinion from our counsel, Gibson, Dunn & Crutcher LLP, that the debentures will be subject to the Treasury regulations governing contingent payment debt instruments (to which we refer as the “contingent debt regulations”). Pursuant to the terms of the indenture, we and every holder agree (in the absence of administrative pronouncement or judicial ruling to the contrary), for U.S. federal income tax purposes, to treat the debentures as debt instruments that are subject to the contingent debt regulations and to be bound by our application of the contingent debt regulations to the debentures, including generally our determination of the rate at which interest will be deemed to accrue on the debentures (and the related “projected payment schedule” determined by Avnet as described below).

      The proper application of the contingent debt regulations to the debentures is uncertain in a number of respects, and no assurance can be given that the Internal Revenue Services (“IRS”) will not assert that the debentures should be treated differently. A different treatment from that described below could affect the amount, timing, source and character of income, gain or loss with respect to an investment in the debentures. In particular, it might be determined that a holder should not accrue interest income in excess of the initial yield to maturity, should not recognize income or gain upon the conversion of a debenture and should recognize capital gain or loss upon a taxable disposition of a debenture. Accordingly, holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the debentures (including alternative characterizations of the debentures) and with respect to any tax consequences arising under the laws of any state, local, foreign, or other taxing jurisdiction.

      The remainder of this discussion assumes that the debentures are treated as indebtedness subject to the contingent debt regulations.

U.S. Holders

Accrual of Interest on the Debentures

      Pursuant to the contingent debt regulations, U.S. Holders of the debentures will be required to accrue interest income on the debentures on a constant-yield basis, as described below, regardless of whether such holders use the cash or accrual method of tax accounting. Accordingly, U.S. Holders will be required to include interest in income each year in excess of the accruals on the debentures for non-tax purposes and in excess of any interest payments actually received in that year.

      The contingent debt regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the debentures that equals:

(1)	the product of (i) the adjusted issue price (as defined below) of the debentures as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the debentures, adjusted for the length of the accrual period;

(2)	divided by the number of days in the accrual period; and

(3)	multiplied by the number of days during the accrual period that the U.S. Holder held the debentures.

      A debenture’s issue price is the first price at which a substantial amount of the debentures is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a debenture is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the debentures.

      We intend to take the position that the “comparable yield” on the debentures is [     %], which is the annual yield we believe we would pay, as of the initial issue date of the debentures, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to the debentures. The precise manner of determining the comparable yield is not entirely clear. There can be no assurance that the IRS will not challenge our determination of the comparable yield or that such challenge will not be successful.

      The contingent debt regulations require that we provide to holders, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments (to which we refer as “projected payments”) on the debentures. This schedule must produce a yield to maturity that equals the comparable yield. The projected payment schedule includes estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the projected growth in the value of the debentures. The comparable yield and the projected payment schedule will be set forth in the indenture. U.S. Holders also may obtain the projected payment schedule by submitting a written request for such information to Avnet at: Corporate Secretary, Avnet, Inc., 2111 South 47th Street, Phoenix, Arizona 85034.

      For U.S. federal income tax purposes, a U.S. Holder must use the comparable yield and the projected payment schedule in the indenture in determining its interest accruals and the adjustments thereto (described below) in respect of the debentures unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own comparable yield or projected payment schedule also must establish that our comparable yield or projected payment schedule is unreasonable.

      The comparable yield and the projected payment schedule are not used for any purpose other than to determine a holder’s interest accruals and adjustments thereto in respect of the debentures for U.S. federal income tax purposes. They do not constitute a projection or representation regarding the actual amounts payable on the debentures or the value at any time of the common stock into which the debentures may be converted.

Adjustments to Interest Accruals on the Debentures

      If, during any taxable year, a U.S. Holder of debentures receives actual payments with respect to its debentures that, in the aggregate, exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the contingent debt regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income. For this purpose, the payments in a taxable year include the fair market value of property (including common stock received upon conversion of the debentures) received in that year.

      If a U.S. Holder receives in a taxable year actual payments with respect to the debentures that, in the aggregate, are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the contingent debt regulations equal to the amount of such deficit. This negative adjustment will (i) reduce the U.S. Holder’s interest income on the debentures for that taxable year, and (ii) to the extent of any excess after the application of (i), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the debentures during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any negative adjustment in excess of the amounts described in (i) and (ii) will be carried forward to offset future interest income with respect to the debentures or to reduce the amount realized on a sale, exchange, conversion or retirement of the debentures.

Sale, Exchange, Conversion, Redemption or Other Disposition of Debentures

      A U.S. Holder generally will recognize gain or loss if the holder disposes of a debenture in a sale, exchange, redemption, conversion or other disposition. As described above, our calculation of the comparable yield and the projected payment schedule for the debentures includes the receipt of stock upon conversion as a contingent payment with respect to the debentures, which generally is binding on holders of debentures. Accordingly, we intend to treat the receipt of common stock by a U.S. Holder upon the conversion of a debenture as a payment under the contingent debt regulations. So viewed, a conversion of a debenture into common stock also will result in taxable gain or loss to a U.S. Holder.

      The holder’s gain or loss will equal the difference between the proceeds received by the holder, reduced by any negative adjustment carried forward, as described above, and the holder’s adjusted tax basis in the debenture. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the debenture, including the fair market value of any common stock received. The holder’s tax basis in the debenture generally will equal the amount the holder paid for the debenture, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and decreased by the amount of any projected payments that previously have been scheduled to be made in respect of the debentures (without regard to the actual amount paid).

      Any gain recognized will be treated as ordinary income pursuant to the contingent debt regulations. Any loss will be ordinary loss to the extent of interest previously included in income, and thereafter capital loss. The deductibility of capital losses is subject to limitation.

      A U.S. Holder’s tax basis in common stock received upon a conversion of a debenture will equal the then current fair market value of such common stock. The U.S. Holder’s holding period for the common stock received will commence on the day immediately following the date of conversion.

      Holders should consult their own tax advisors as to the applicability of the recapitalization rules to the exchange of a debenture for common stock and the determination of basis and holding period for such common stock under those rules. Such rules, if applicable, would not permit a holder to recognize any capital loss realized upon conversion of a debenture and could affect other of the tax consequences of conversion outlined above.

Constructive Dividends on Debentures

      The terms of the debentures allow for changes in the conversion rate of the debentures in certain circumstances. A change in conversion rate that allows debenture holders to receive more shares of common stock on conversion may be treated as a taxable dividend to U.S. Holders. A taxable constructive stock dividend would result, for example, if the conversion rate is adjusted to compensate debenture holders for distributions of cash or property to Avnet’s stockholders. On the other hand, a change in conversion rate could simply prevent the dilution of the debenture holders’ interests upon a stock split or other change in capital structure and generally would not be treated as a constructive stock dividend. It is unclear whether any such constructive dividend would be eligible for the preferential rates of U.S. federal income tax applicable to certain dividends received by noncorporate holders. It is also unclear whether a corporate holder would be entitled to claim the dividends received deduction with respect to a constructive dividend. Any taxable constructive stock dividends resulting from a change to the conversion rate would in other respects be treated in the same manner as dividends paid in cash or other property. These dividends would result in dividend income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a nontaxable return of capital or as capital gain as more fully described below. Holders should carefully review the conversion rate adjustment provisions and consult their tax advisors with respect to the tax consequences of any such adjustment.

Dividends on Common Stock

      If, after a U.S. Holder converts a debenture into common stock, Avnet makes a distribution in respect of that stock, other than certain pro rata distributions of shares of common stock, the distribution will be treated as a taxable dividend, to the extent it is paid from Avnet’s current or accumulated earnings and profits. If the distribution exceeds Avnet’s current and accumulated profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s adjusted tax basis in its common stock. Any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it would generally be permitted to claim the dividends received deduction, provided certain requirements are met. Dividends received by noncorporate holders may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met.

Sale of Common Stock

      A U.S. Holder will generally recognize gain or loss on a sale or exchange of common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year.

Non-U.S. Holders

      The following is a general discussion of the material U.S. federal income and estate tax consequences of the purchase, beneficial ownership, conversion and disposition of the debentures and the common stock into which they may be converted by a Non-U.S. Holder. For purposes of this discussion, any interest or dividend income and any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of a debenture or common stock will be considered “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a trade or business in the United States or (ii) in the case of a treaty resident, attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States.

Treatment of Debentures

      Subject to the discussion of backup withholding below, a Non-U.S. Holder will not be subject to U.S. federal income tax (or any withholding thereof) in respect of payments and accruals of interest on the debentures, including interest payments, a payment in common stock, cash, or a combination of stock and cash pursuant to a conversion, and any gain realized upon the sale, exchange, redemption, retirement or other disposition of a debenture if each of the following requirements is satisfied:

•	The interest is not U.S. trade or business income (as defined above).

•	The Non-U.S. Holder provides Avnet or its paying agent with a properly completed IRS Form W-8BEN (or successor form), or an appropriate substitute form, together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a U.S. person. If a debenture is held through a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, this requirement is satisfied if (i) the Non-U.S. Holder provides such a form to the organization or institution and (ii) the organization or institution, under penalties of perjury, certifies to Avnet that it has received such a form from the beneficial owner or another intermediary and furnishes Avnet or its paying agent with a copy thereof.

•	The Non-U.S. Holder does not actually or constructively own 10% or more of the voting power of Avnet’s stock.

•	The Non-U.S. Holder is not a “controlled foreign corporation” (as defined for U.S. federal income tax purposes) that is actually or constructively related to Avnet.

      If all of these conditions are not met, a 30% U.S. withholding tax will apply to accruals of interest income on the debentures, which will be paid to the extent thereof, unless either (i) an applicable income tax treaty reduces or eliminates such tax or (ii) the interest is U.S. trade or business income (as defined above) and, in each case, the Non-U.S. Holder complies with applicable certification requirements. In the case of the second exception, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to all income from the debentures on a net income basis in the same manner as a U.S. holder, as described above. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax on such income. Special procedures contained in Treasury regulations may apply to partnerships, trusts and intermediaries. Avnet urges Non-U.S. Holders to consult their tax advisors for information on the impact of these withholding regulations.

Adjustments to Conversion Rate

      A Non-U.S. Holder may be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty on income attributable to an adjustment to the conversion rate of the debentures that constitutes a constructive dividend as described in “U.S. Holders — Constructive

Dividends on Debentures” above. It is possible that this tax would be withheld from interest, shares of common stock or proceeds subsequently paid or credited to a Non-U.S. Holder.

Disposition of Common Stock

      Subject to the discussion of backup withholding below, generally, a Non-U.S. Holder will not be subject to U.S. federal income tax (or any withholding thereof) on any gain realized upon the sale or exchange of common stock unless:

•	such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption, retirement or other disposition and certain other conditions are met,

•	the gain is U.S. trade or business income; or

•	the rules of the Foreign Investment in Real Property Tax Act, FIRPTA, treat the gain as effectively connected with a U.S. trade or business.

      The FIRPTA rules may apply to a sale, exchange or other disposition of the debentures or common stock if Avnet is, or has been within the shorter of the five-year period preceding the transaction and the period the Non-U.S. Holder held the debenture, a U.S. real property holding corporation, USRPHC. In general, Avnet would be a USRPHC if interests in U.S. real estate equal or exceed 50% of its assets. Avnet does not believe that it is a USRPHC or that it will become one in the future.

Dividends

      Dividends paid to a Non-U.S. Holder on common stock received on conversion of a debenture generally will be subject to U.S. withholding tax at a 30% rate unless such rate is reduced or eliminated under the terms of a tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status by providing Avnet with a Form W-8BEN (or successor form) or an appropriate substitute form.

Treatment of the Debentures and Common Stock for U.S. Federal Estate Tax Purposes

      A debenture held, or treated as held, by an individual who is a Non-U.S. Holder at the time of death will not be subject to U.S. federal estate tax, provided that such person does not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of Avnet’s stock and payments on such debentures would not have been considered U.S. trade or business income. Common stock held, or treated as held, by an individual who is a Non-U.S. Holder at the time of death will be includible in the estate of such person for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable tax treaty provides otherwise. An individual may be subject to U.S. federal estate tax and not U.S. federal income tax as a resident or may be subject to U.S. federal income tax as a resident and not be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

      Accruals of interest and payment of dividends to both individual U.S. Holders and Non-U.S. Holders of debentures or common stock and payments of the proceeds of the sale or other disposition of the debentures or common stock to individual U.S. Holders will be subject to information reporting. In addition, payments of the proceeds of the sale or other disposition of the debentures or common stock to individual Non-U.S. Holders may be subject to information reporting unless the Non-U.S. Holder complies with certain certification procedures. Payments and accruals to both individual U.S. Holders and Non-U.S. Holders may also be subject to backup withholding (currently at a rate of 28%) unless the holder provides Avnet or its paying agent with a correct taxpayer identification number and complies with applicable certification requirements.

      Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of debentures or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

      The preceding discussion of certain U.S. federal income tax considerations is for general information only; it is not tax advice. You should consult your own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of Avnet’s debentures or common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

      Banc of America Securities LLC and Credit Suisse First Boston LLC are joint bookrunners and are acting as representatives of the underwriters listed below. The underwriters listed below have severally agreed, subject to the terms and conditions of the underwriting agreement dated the date of this prospectus supplement, to purchase from Avnet, and Avnet has agreed to sell them, the principal amount of debentures as set forth in the following table:

Underwriters	Principal Amount

Banc of America Securities LLC
Credit Suisse First Boston LLC
Banc One Capital Markets, Inc.
ABN AMRO Rothschild LLC
Scotia Capital (USA) Inc.
RBC Capital Markets
Wachovia Capital Markets, LLC
Total	$270,000,000

      The underwriting agreement provides that the obligation of the several underwriters to purchase the debentures is subject to specified conditions, including the delivery of specified legal opinions by its counsel as well as other conditions. Subject to the terms and conditions of the underwriting agreement, the underwriters are obligated to purchase all of the debentures, if they purchase any of the debentures, and have agreed to resell such debentures to purchasers as described in this section.

      The underwriters propose to offer some of the debentures directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the debentures to dealers at the public offering price less a concession not to exceed      % of the principal amount of the debentures. After the initial offering of the debentures to the public, the representatives may change the public offering price and concessions.

      Avnet has granted to the underwriters an over-allotment option exercisable within 13 days from the date of this prospectus supplement to purchase up to an additional $30,000,000 principal amount of the debentures at the public offering price less the underwriters’ discounts.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

      Avnet has agreed, except as contemplated by this offering and subject to certain exceptions, not to offer, sell or otherwise dispose of any shares of Avnet’s common stock or any securities convertible or exchangeable into Avnet’s common stock for a period of 90 days from the date of this prospectus supplement without the prior written consent of Banc of America Securities LLC and Credit Suisse First Boston LLC. Avnet’s executive officers and directors have agreed pursuant to lock-up agreements that, without the prior written consent of Banc of America Securities LLC and Credit Suisse First Boston LLC, they will not, except in certain limited circumstances, directly or indirectly, offer, sell or otherwise dispose of any shares of Avnet’s common stock or any securities convertible or exchangeable into Avnet’s common stock for a period of 90 days from the date of this prospectus supplement. The lock-up agreements from the executive officers and directors do not apply to 250,000 shares in the aggregate. The foregoing restriction on sales does not apply to Avnet’s ability to sell securities to the underwriters pursuant to the underwriting agreement or to the issuance by Avnet of shares of its common stock issued on conversion of the debentures and existing reservations, agreements and stock option and employee benefit plans.

      The debentures are new securities for which there is no market. The underwriters have advised Avnet that they intend to make a market in the debentures. The underwriters are not obligated, however, to make a market in the debentures and any such market making may be discontinued at any time at the sole discretion of either underwriter. Accordingly, Avnet cannot assure the liquidity of, or trading market for the debentures.

      Avnet does not intend to apply for listing of the debentures on any securities exchange or for inclusion of the debentures in any automated quotation system.

      Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any debentures to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000, or FSMA) received by it in connection with the issue or sale of any debentures in circumstances in which section 21(1) of the FSMA does not apply to Avnet, and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the debentures in, from or otherwise involving the United Kingdom.

      In order to facilitate the offering of the debentures, Banc of America Securities LLC on behalf of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the debentures and the common stock. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of the debentures than it is required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters option to purchase additional debentures from Avnet in the offering. The underwriters may close out any covered short position by either exercising the option to purchase additional debentures or purchasing debentures in the open market. In determining the source of debentures to close out the covered short position, the underwriters will consider, among other things, the price of debentures available for purchase in the open market as compared to the price at which it may purchase debentures through the option. “Naked” short sales are sales in excess of the option. The underwriters must close out any naked short position by purchasing debentures in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be a downward pressure on the price of the debentures in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of certain bids for or purchases of the debentures made by the underwriters in the open market prior to the completion of the offering. Any of these activities may stabilize or maintain the market price of the debentures above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the debentures and the common stock. As a result, the price of the debentures may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

      The underwriting agreement provides that Avnet will indemnify the underwriters against certain liabilities, including any liabilities under the Securities Act of 1933, or will contribute to any payments the underwriters may be required to make for such liabilities.

      Avnet estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions and assuming the overallotment option is not exercised, will be approximately $1.3 million.

      The underwriters and their affiliates have provided, from time to time, and may continue to provide, investment banking, financial and other services to Avnet, for which its has paid, and intends to pay, customary fees.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate securities to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the debentures in Canada is being made only on a private placement basis exempt from the requirement that Avnet prepare and file a prospectus with the securities regulatory authorities in each province where trades of debentures are made. Any resale of the debentures in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the debentures.

Representations of Purchasers

      By purchasing debentures in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the debentures without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the debentures, for rescission against Avnet in the event that this prospectus supplement contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the debentures. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the debentures. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against Avnet. In no case will the amount recoverable in any action exceed the price at which the debentures were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, Avnet will have no liability. In the case of an action for damages, Avnet will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the debentures as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of Avnet’s directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon Avnet or those persons. All or a substantial portion of Avnet’s assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against Avnet or those persons in Canada or to enforce a judgment obtained in Canadian courts against Avnet or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of the debentures should consult their own legal and tax advisors with respect to the tax consequences of an investment in the debentures in their particular circumstances and about the eligibility of the for investment by the purchaser under relevant Canadian legislation.

EXPERTS

      The consolidated financial statements and schedule of Avnet, Inc. and subsidiaries as of June 27, 2003 and June 28, 2002, and for the years then ended have been incorporated by reference in this prospectus supplement and the accompanying prospectus and in the Registration Statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The audit report covering the June 27, 2003 consolidated financial statements refers to a presentation change for the allocation of goodwill to the Company’s segments and the transitional disclosures required by SFAS No. 142.

      On April 17, 2002, Avnet dismissed Arthur Andersen LLP, Arthur Andersen, as its independent auditors. After reasonable efforts, Avnet was unable to obtain Arthur Andersen’s written consent to the inclusion of Arthur Andersen’s audit report with respect to Avnet’s financial statements for the year ended June 29, 2001 in Avnet’s Annual Report on Form 10-K for the fiscal year ended June 27, 2003.

      Under these circumstances, Avnet has dispensed with the requirement under Section 7 of the Securities Act, to file Arthur Andersen’s consent as an exhibit to Avnet’s Annual Report on Form 10-K for the year ended June 27, 2003, in reliance on Rule 437a under the Securities Act. Because Avnet was unable to obtain the consent of Arthur Andersen to the inclusion of their audit report, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act in the event that the above-mentioned financial statements contain any untrue statements of a material fact or omit to state a material fact required to be stated therein, in each case by virtue of their inclusion in this prospectus supplement. Accordingly, you would be unable to assert a claim against Arthur Andersen under Section 11(a) of the Securities Act.

      The consolidated financial statements of Kent Electronics Corporation and subsidiaries for the year ended March 31, 2001, which were not filed with the Securities and Exchange Commission, but were furnished to Arthur Andersen LLP for inclusion in pooled financial statements of Avnet, Inc., have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in their report with respect thereto, appearing in Avnet’s Annual Report on Form 10-K for the fiscal year ended June 27, 2003, which report is incorporated by reference herein in reliance upon the authority of that firm as experts in giving such report.

VALIDITY OF THE DEBENTURES

      The validity of the debentures offered hereby and of the shares of common stock issuable upon conversion thereof will be passed upon for Avnet by Gibson, Dunn & Crutcher LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the securities offered by this prospectus supplement.

________________________________________________________________________________

$270,000,000

Avnet, Inc.

           % Convertible Senior Debentures due 2034

Prospectus Supplement

March      , 2004

Joint Book-Running Managers

Banc of America Securities LLC
Credit Suisse First Boston
Banc One Capital Markets, Inc.
ABN AMRO Rothschild LLC
Scotia Capital
RBC Capital Markets
Wachovia Securities